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Anna Pagliuca
Senior Relationship Manager
Stock Transfer
Direct line : (514) 982-7888 Ext. 7916
Direct fax : (514) 982-7580
anna.pagliuca@computershare.com



1500 University Street Suite 700
Montreal Quebec
H3A 3S8
Telephone 514-982-7888
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August 26, 2003

BY COURIER

PROCESSED
SEP 04 2003
THOMSON FINANCIAL

United States Security &
Exchange Commission
Office of International
Corporate Finance Stop 3-9
450 - 5th Street, N.W.
Washington, D.C. 20549 U.S.A.



Attention: Mr. A. Swerling
Assistant Director

Dear Mr. Swerling:

SUPPL

RE: DOMTAR INC.

We confirm that the following material was sent by pre-paid mail on August 26, 2003, to the registered shareholders of Common Shares of the subject Corporation, a copy of which is enclosed.

1. «Second Quarter 2003» (English or French)

We also confirm that copies of the above documents were mailed to registered shareholders and non-registered shareholders of the subject Corporation, both of which whose names appear on the Corporation's Supplemental Mailing List as defined in the Canadian Securities Administrators' National Instrument 54-102.

Yours very truly,



Anna Pagliuca



AP/ba

Encls.

c.c.: Domtar Inc.

Domtar.
A Different
Feel.

2.

Domtar Inc. Second Quarter 2003


Domtar

Highlights

—Net earnings of $8 million or $0.03 per common share.

—Operating profit decreased when compared to the same period last year, primarily due to:

- –A $34 million net impact of duties on exports of softwood lumber to the United States; and,
- –An approximate $30 million net impact resulting from a 5% variation in Domtar's exchange rate (net of hedging) stemming from a stronger Canadian dollar versus the American dollar.

—However, profitability improvement programs allowed Domtar to more than offset the negative effect of market-related downtime and higher energy costs.

—The increase in pulp and paper selling prices offset the significant drop in prices for lumber and the decrease in prices for packaging. Domtar's selling prices for its products remained low and unchanged at 94% of trend prices when compared to the same quarter in 2002.

—Market-related downtime amounted to 17,600 tons of paper or 36,200 tons of paper year-to-date.

—Net debt-to-total-capitalization ratio reduced to 47%.

—Agreement-in-principle reached with Tembec Inc. to create the second largest solid wood products company in Canada; transaction expected to close at the end of September 2003.

Domtar is the third largest producer of uncoated freesheet paper in North America. It is also a leading manufacturer of business papers, commercial printing and publication papers, and technical and specialty papers. Domtar manages, according to internationally recognized standards, 22 million acres of forestland in Canada and the United States, and produces lumber and other wood products. Domtar has 12,000 employees across North America. The Company also has a 50% investment interest in Norampac Inc., the largest Canadian producer of containerboard.

0 A



Dear Shareholder,

In the second quarter of 2003, Domtar posted an operating profit of $56 million and net earnings of $15 million or $0.06 per share, before unusual items. However, these results exclude the impact of currency fluctuations on our U.S. dollar denominated long-term debt. In fact, had we included such gains in the second quarter results, Domtar's net earnings would have increased by $94 million or $0.41 per common share.

Domtar experienced difficult market conditions during the second quarter, notably a weak demand for products, low selling prices and a strong Canadian dollar compared to the US dollar. Our Wood segment was especially hard hit by these conditions and its profitability remained our greatest challenge. However, the announcement, on June 19th, of our intention to create a joint venture with Tembec should allow us to improve the segment's performance since the new company ought to generate thirty to forty million dollars in annual synergies, half of which would benefit Domtar. In addition to providing customers with a broader product offering and better services, we hope that this joint venture will set in motion consolidation and rationalization in the North American softwood lumber industry. The closing of this Norampac-type transaction is expected for the end of September 2003.

In our Papers segment, we continued efforts to foster customer loyalty and increase our market share. To this effect, we pursued new product development initiatives by launching a better performing opaque paper for commercial printing purposes. We also consolidated our presence in certain U.S. markets by opening new warehouses in Chicago and Dallas. Finally, we enhanced our ability to respond quickly to customer needs, not only by allowing them to obtain our A items (regular stock items) within 48 hours, but also by delivering most of our other products within five business days.

In conclusion, the rigorous implementation of our improvement programs across all business segments has enabled Domtar to report net earnings from continuing operations for the past 24 consecutive quarters, as well as increase its dividend. Thanks to the sustained efforts of all our employees to improve product quality and customer service while reducing costs, we can reiterate our commitment to offer at least 15% return on shareholders' equity when prices are at trend.



Raymond Royer
President and Chief Executive Officer

Board of Directors, Committees and Members of the Management Committee (as at May 1st, 2003)

Board of Directors

Paul-Henri Couture
Vice-President of Capital d'Amérique CDPQ Inc., a wholly owned subsidiary of Caisse de dépôt et placement du Québec

Claude Fontaine
Senior Partner of Ogilvy Renault

Louis P. Gignac
President and Chief Executive Officer of Cambior Inc.

Jacques Girard
Chairman of the Board of Domtar Inc.
President and Chief Executive Officer of Montréal International

Claude R. Lamoureux
President and Chief Executive Officer of the Ontario Teachers' Pension Plan Board

Jacques Laurent
Chairman of the Board of Hydro-Québec

André L'Ecuyer
President and Chief Operating Officer of SGF Rexfor Inc., a wholly owned subsidiary of Société générale de financement du Québec

Brian M. Levitt
Co-Chair and Partner of Osler, Hoskin & Harcourt

Louiselle Paquin
Senior Vice-President, Finance of SITQ Immobilier, a group of subsidiaries of Caisse de dépôt et placement du Québec

Louise Roy
Corporate Director

Raymond Royer
President and Chief Executive Officer of Domtar Inc.

Edward J. Waters
Chairman and President and Chief Executive Officer of Cape & Islands Investment Company Ltd.

Committees

* Chairman of the Committee

Executive	Audit	Human Resources	Nominating and Corporate Governance	Environment and Health and Safety	Pension
P.-H. Couture	L. P. Gignac*	P.-H. Couture	J. Girard*	J. Laurent	C. Fontaine
J. Girard*	C. R. Lamoureux	J. Girard*	C. R. Lamoureux	A. L'Ecuyer*	J. Girard
C. R. Lamoureux	J. Laurent	A. L'Ecuyer	J. Laurent	L. Roy	C. R. Lamoureux*
A. L'Ecuyer	L. Paquin	L. Roy	E. J. Waters	R. Royer	B. M. Levitt
R. Royer					R. Royer

Members of the Management Committee

C. Lance Skerratt
Senior Vice-President
Paper Merchants Group

Richard Garneau
Senior Vice-President
Forest Products Group

Gilles Pharand
Senior Vice-President
Corporate Affairs and General Counsel

Christian Dubé
Senior Vice-President and Chief Financial Officer

Roland Gagnon
Senior Vice-President
Canadian Pulp and Paper Manufacturing Group

Raymond Royer
President and Chief Executive Officer

Claude Belley
Senior Vice-President
Human Resources and Organizational Development

George Kobrynsky
Senior Vice-President
Pulp and Paper Sales, Marketing and Customer Relations Group

Roger H. Brear
Senior Vice-President
U.S. Pulp and Paper Manufacturing Group

Management's discussion and analysis

Management's Discussion and Analysis (MD&A) relates to the financial condition and results of operations of Domtar Inc. and its subsidiaries (the Corporation) as well as its joint ventures (collectively Domtar). Domtar's common shares are listed on the Toronto and New York stock exchanges. The MD&A contains statements that are forward-looking in nature. Such statements involve known and unknown risks and uncertainties, such as: general economic and business conditions, *product selling prices*, *raw material and operating costs*, *changes* in foreign currency exchange rates, our ability to integrate acquired businesses into our existing operations, and other factors referenced herein and in the Corporation's continuous disclosure filings. Therefore, the actual results of the Corporation may be materially different from those expressed or implied by such forward-looking statements. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars and determined on the basis of Canadian generally accepted accounting principles (Canadian GAAP). This interim MD&A should be read in conjunction with the Corporation's interim consolidated financial statements and notes thereto as well as with the Corporation's most recent annual MD&A and consolidated financial statements and notes.

Our business

Domtar's reporting segments correspond to the following business activities: Papers, Paper Merchants, Wood and Packaging.

Papers

We are the third largest integrated manufacturer and marketer of uncoated freesheet paper in North America. We operate six pulp and paper facilities in Canada and five in the United States, with an annual paper production capacity of approximately 2.8 million tons of paper, which are complemented by strategically located warehouses and sales offices. More than 50% of our paper production capacity is located in the United States and approximately 85% of our paper sales are generated in that country. Uncoated and coated freesheet papers, our principal products, are used for business, commercial printing and publication, and technical and specialty applications. The chart below illustrates our principal paper products and our annual paper production capacity.

Categories	Business Papers		Commercial Printing and Publication Papers			Technical and Specialty Papers
Types	Uncoated Freesheet				Coated Freesheet	Uncoated and Coated Freesheet
Grades	Copy	Premium imaging / Technology papers	Offset Business converting	Lightweight Opaques Text, cover and writing	Lightweight Premium Regular	Flexible packaging Abrasive papers Decorative papers Imaging papers Label papers Medical disposables
Applications	Photocopies Office documents Presentations		Pamphlets Brochures Direct mail Commercial printing Forms & envelopes	Stationery Brochures Annual reports Books Catalogues	Brochures Annual reports Books Magazines Catalogues	Food & candy wrappings Surgical gowns Repositionable note pads Security check papers Wallpapers
Capacity*	As at June 30, 2003:		approximately 2.8 million tons			
	0.8 million tons 29%	0.2 million tons 7%	0.6 million tons 22%	0.4 million tons 14%	0.4 million tons 14%	0.4 million tons 14%

*The allocation of production capacity may vary from year to year in order to take advantage of market conditions.

Our business
(continued)

We sell paper primarily through a large network of owned and independent merchants which distribute our paper products from over 350 locations throughout North America. We also sell our products to a variety of customers including business offices, office equipment manufacturers, retail outlets, commercial printers, publishers and converters. In addition, we sell pulp in excess of our own internal requirements. Also, we purchase pulp to optimize paper production and freight costs. At December 31, 2002, our net market pulp position (shipments less purchases) was approximately 630,000 tons.

Our Papers business is our most important segment and represented 60% of our consolidated net sales during the first six months of 2003, or 66% when including sales of Domtar paper through our own Paper Merchants business.

Paper merchants

Our Paper Merchants business comprises the purchasing, warehousing, sale and distribution of various products made by us, as well as by other manufacturers. These products include business and printing papers, graphic arts supplies and certain industrial products. Our Canadian paper merchants operate a total of eight branches in eastern Canada (three by Buntin Reid in Ontario, two by JBR/La Maison du Papier in Québec and three by The Paper House in the Atlantic Provinces) while our US paper merchant (RIS Paper) services a large customer base from 20 locations in the Northeast, Midwest and the Mid-Atlantic regions of the United States. Our Paper Merchants business represented 22% of our consolidated net sales during the first six months of 2003, or 16% when excluding sales of Domtar paper.

Wood

Our Wood business comprises the manufacture and marketing of lumber and wood-based value-added products, as well as the management of forest resources. We operate 11 sawmills, one planer mill and one remanufacturing facility, with an annual capacity of 1.2 billion board feet of lumber. We also have investments in three businesses (two of which are joint ventures) that produce wood products. We seek to optimize forestlands for which we are responsible through efficient management and the application of certified sustainable forest management practices such that a continuous supply of wood is available for future needs. Our Wood business represented 7% of our consolidated net sales during the first six months of 2003.

On June 19, 2003, we announced an agreement-in-principle with Tembec Inc. (Tembec) for the creation of a 50-50 joint venture that will merge together our timber and softwood (spruce, pine and fur (SPF)) lumber operations in the provinces of Ontario and Québec (except for our Lebel-sur-Quévillon sawmill). The joint venture will also market softwood lumber from Tembec's British Columbia SPF sawmill operations and from our Lebel-sur-Quévillon sawmill, as well as manage the operations of the latter.

We anticipate that the joint venture can achieve annual synergies ranging from $30 to $40 million. This transaction is subject to certain conditions such as the completion of due diligence, negotiation of definitive agreements, approval of the respective board of directors, as well as government and other required approvals, and is expected to close on or about September 30, 2003.

Packaging

Our Packaging business comprises our 50% ownership interest in Norampac Inc. (Norampac), a joint venture between Domtar Inc. and Cascades Inc. The Board of Directors of Norampac is composed of four representatives from each of Domtar Inc. and Cascades Inc. The Chairman of the Board is a Domtar Inc. representative while the President and CEO is a Cascades Inc. representative. Norampac's debt is non-recourse to Domtar Inc. As required by Canadian GAAP, we account for our 50% interest in Norampac using the proportionate consolidation method.

Norampac's network of 25 corrugated packaging plants, strategically located across Canada and including facilities in the United States and Mexico, provides full-service packaging solutions and produces a broad range of products. These facilities are fully integrated on a direct or indirect basis with Norampac's eight containerboard mills (located in Ontario, Québec, British Columbia, New York State and northern France) that have a combined annual capacity of more than 1.6 million tons. Our Packaging business represented 11% of our consolidated net sales during the first six months of 2003.

Summary of operating results

Financial highlights (in millions of Canadian dollars, unless otherwise noted)	Three months ended June 30		Six months ended June 30	
	2003	2002	**2003**	2002
Net sales	**1,240**	1,416	**2,536**	2,744
Operating profit	**56**	118	**134**	150
Paper Closure Costs	**–**	–	**–**	45
Operating profit excluding Paper Closure Costs[1]	**56**	118	**134**	195
Net earnings	**8**	55	**35**	44
Net earnings per share (basic)	**0.03**	0.24	**0.15**	0.19
Operating profit excluding Paper Closure Costs by segment:				
Papers	**58**	60	**139**	123
Paper Merchants	**5**	7	**12**	14
Wood	**(20)**	33	**(41)**	23
Packaging	**13**	18	**24**	35
Total	**56**	118	**134**	195
Selling price index before impact of lumber duties (%)	**94**	94	**93**	93

Second quarter 2003 vs second quarter 2002 overview

Net sales of $1.2 billion

Net sales in the second quarter of 2003 totaled $1,240 million, down $176 million or 12% from net sales of $1,416 million in the second quarter of 2002. This decrease was mainly attributable to the negative impact of a stronger Canadian dollar, lower shipments for most of our products and a $34 million net impact of lumber duties (including the reversal of a $28 million provision for countervailing and antidumping duties, which occurred in the second quarter of 2002). In addition, higher selling prices in pulp and some paper products were offset by a significant decrease in lumber selling prices and lower selling prices for packaging products. Overall, the benchmark nominal prices for the second quarter of 2003 were at 94% of trend[2] prices, unchanged from the corresponding quarter of 2002 when excluding the impact of lumber duties.

Operating profit of $56 million

Operating profit in the second quarter of 2003 totaled $56 million, down $62 million or 53% from an operating profit of $118 million in the second quarter of 2002. This $62 million decrease was primarily attributable to the net impact of lumber duties ($34 million) and the negative impact of a stronger Canadian dollar net of the effect of our hedging program ($30 million). However, the positive impact of our quality and profitability improvement programs allowed us to more than offset the negative impact of lower shipments for most of our products, as well as higher energy costs.

Cost of sales decreased by $102 million or 9% in the second quarter of 2003 compared to the corresponding quarter of 2002. This decrease was mainly due to the impact of a stronger Canadian dollar on our operating expenses in the U.S. and lower shipments, as well as the impact of our quality and profitability improvement programs, partially offset by an increase in energy costs.

[1] Operating profit excluding Paper Closure Costs is a non-GAAP measure. Our operating profit determined in accordance with GAAP for 2002 included the costs associated with the closure of certain paper machines and facilities. Accordingly, we believe that it is useful for investors to be aware of a significant factor that adversely affected our GAAP operating profit in 2002 but not in 2003, and that operating profit excluding Paper Closure Costs provides investors with a measure of performance to compare our operating results between periods without regard to these costs.
[2] Based on a consensus of analysts of normalized pricing as at November 30, 2002 (See "Sensitivity Analysis").

Second quarter 2003 vs second quarter 2002 overview (continued)

Sales, general and administrative (SG&A) expenses in the second quarter of 2003 decreased by $9 million or 11% compared to the same period of 2002. This decrease was explained by the impact of a stronger Canadian dollar on our costs in the U.S., lower employee profit sharing accruals on a quarter-over-quarter basis, a $1 million mark-to-market gain on certain foreign exchange contracts not considered as hedges recognized in the second quarter of 2003, as well as by other cost reduction initiatives.

Net earnings of $8 million

Net earnings for the second quarter of 2003 amounted to $8 million ($0.03 per common share) compared to $55 million ($0.24 per common share) in the second quarter of 2002. The quarter-over-quarter deterioration in net earnings was due to the factors mentioned above, as well as to an increase in financing expenses in the second quarter of 2003, stemming from a $10 million ($7 million net of income taxes or $0.03 per common share) charge related to our proportionate share of Norampac's premium paid and write-off of financing costs with respect to the refinancing of its long-term debt.

Six months ended June 30, 2003 vs six months ended June 30, 2002

Net sales of $2.5 billion

Net sales for the six months ended June 30, 2003 totaled $2,536 million, down $208 million or 8% from net sales of $2,744 million over the same period in 2002. This decrease was mainly due to the negative impact of a stronger Canadian dollar, the net impact of lumber duties and lower shipments for paper. In addition, higher selling prices in pulp and some paper products were offset by a significant decrease in lumber selling prices. Overall, the benchmark nominal prices for the first six months of 2003 were at 93% of trend prices, unchanged from the corresponding period of 2002 when excluding the impact of lumber duties.

Operating profit of $134 million

Operating profit for the six months ended June 30, 2003 totaled $134 million, down $16 million or 11% from operating profit of $150 million over the same period in 2002. The first quarter results of 2002 included a charge of $45 million ($30 million net of income taxes, or $0.13 per common share) related to the permanent shutdown of the St. Catharines, Ontario paper mill. This charge included $14 million related to the write-down to the estimated net realizable value of property, plant and equipment as well as $31 million of charges for other commitments and contingencies. These closure costs are referred to as "Paper Closure Costs". When excluding Paper Closure Costs, the decrease in operating profit totaled $61 million. This decrease is largely the result of our second quarter results mentioned earlier.

Cost of sales decreased by $130 million or 6% in the first six months of 2003 compared to the corresponding period of 2002 mainly due to the impact of a stronger Canadian dollar on our operating expenses in the U.S. and lower product shipments, as well as the impact of our quality and profitability improvement programs, partially offset by an increase in energy and purchased fiber costs.

SG&A expenses decreased by $16 million or 10% in the first half of 2003 compared to the same period of 2002. This decrease mainly reflected the inclusion of a $6 million mark-to-market gain on certain foreign exchange contracts not considered as hedges recognized during the first six months of 2003, as well as the impact of a stronger Canadian dollar on our costs in the U.S. Lower employee profit sharing accruals in the first half of 2003 comparatively to the same period last year, as well as other cost reduction initiatives in the first six months of 2003 also contributed to the decrease in SG&A.

Papers

Net earnings of $35 million

Net earnings for the first six months of 2003 totaled $35 million ($0.15 per common share) compared to net earnings of $44 million ($0.19 per common share) for the same period of 2002. This decrease was due to the factors mentioned above, as well as to a $10 million ($7 million net of income taxes or $0.03 per common share) charge related to our proportionate share of Norampac's premium paid and write-off of financing costs with respect to the refinancing of its long-term debt included in financing expenses in the first six months of 2003.

Selected information (in millions of Canadian dollars, unless otherwise noted)	Three months ended June 30		Six months ended June 30	
	2003	2002	**2003**	2002
Net sales	**741**	790	**1,513**	1,580
Operating profit	**58**	60	**139**	78
Paper Closure Costs	**-**	-	**-**	45
Operating profit excluding Paper Closure Costs	**58**	60	**139**	123
Shipments:				
Paper ('000 ST)	**634**	641	**1,261**	1,297
Pulp ('000 ADST)	**189**	208	**396**	388
Paper shipments product offering (%):				
Copy and offset grades	**54**	51	**54**	55
Uncoated commercial printing & publication and premium imaging grades	**23**	25	**23**	18
Coated commercial printing & publication grades	**12**	13	**12**	12
Technical & specialty grades	**11**	11	**11**	15
Total	**100**	100	**100**	100
Benchmark nominal prices[1]:				
Copy 20 lb sheets (US$/ton)	**787**	780	**790**	770
Offset 50 lb rolls (US$/ton)	**653**	690	**663**	683
Coated publication, no. 3, 60 lb, rolls (US$/ton)	**815**	740	**813**	780
Pulp NBSK (US$/tonne)	**580**	482	**544**	481
Pulp NBHK (US$/tonne)	**555**	445	**520**	435
Selling price index – Papers segment (%)	**94**	92	**93**	92

Sales and operating profit

Net sales in our Papers business amounted to $741 million in the second quarter of 2003, a decrease of $49 million or 6% in comparison to the second quarter of 2002. This decrease was primarily due to the unfavourable impact of a stronger Canadian dollar and lower volumes, partially offset by higher selling prices for pulp and some paper products. On a year-to-date basis, net sales of pulp and paper decreased by $67 million in 2003 or 4% compared to the same period in 2002, for the same reasons as noted above.

[1] Source: Pulp & Paper Week.

Papers (continued)

Operating profit in our Papers business totaled $58 million in the second quarter of 2003, compared to $60 million in the second quarter of 2002. Higher selling prices for pulp and some paper products, as well as benefits stemming from our quality and profitability improvement programs enabled us to maintain our performance in this business, despite the unfavourable impact of a stronger Canadian dollar, higher purchased fiber costs and higher energy costs as well as lower shipments. Operating profit amounted to $139 million for the first six months of 2003 compared to $78 million in 2002 (or $123 million when excluding Paper Closure costs relating to the closure of the St. Catharines paper mill). This increase of $16 million or 13% was attributable to higher selling prices for pulp and some paper products, and the benefits stemming from our quality and profitability improvement programs, partially offset by the unfavourable impact of a stronger Canadian dollar, higher energy costs and lower shipments.

Pricing environment

The increase in our average transaction prices in the second quarter of 2003 compared to the second quarter of 2002 in our Papers segment was lower than that of the increase in benchmark nominal prices. In fact, our Papers segment's average transaction prices increased by US$45/ton in the second quarter of 2003 compared to the second quarter of 2002, while benchmark nominal prices increased by US$51/ton for the same period. On a year-to-date over year-to-date basis, our average transaction prices increased by US$44/ton, while benchmark nominal prices increased by US$36/ton for the same period.

Our average transaction prices for 20 lb copy sheets (business papers) and 50 lb offset rolls (uncoated commercial printing & publication papers) decreased by an average of US$18/ton in the second quarter of 2003 compared to the corresponding period of 2002. Benchmark nominal prices decreased by an average of US$15/ton for the same period. For the six-month period ended June 30, 2003, both our average transaction prices for 50 lb offset rolls and 20 lb copy sheets and benchmark nominal prices were relatively flat compared to the same period of the prior year.

Softwood and hardwood pulp prices were increased by an additional US$40/tonne on April 1, 2003 after successive increases of US$20/tonne on February 1, 2003 and US$40/tonne on March 1, 2003. Our average Northern Bleached Softwood Kraft (NBSK) and Northern Bleached Hardwood Kraft (NBHK) pulp transaction prices increased by an average of US$92/tonne in the second quarter of 2003 compared to the same quarter of 2002, while benchmark nominal prices increased by US$104/tonne for the same period. On a year-to-date basis, our average NBSK and NBHK pulp transaction prices increased by an average of US$73/tonne compared to 2002, while benchmark nominal prices increased by US$74/tonne for the same period. On July 1, 2003, we announced a decrease of US$30/tonne in our softwood and hardwood pulp prices. This represents the first decrease in prices since December 2002.

Operations

In the second quarter of 2003, we took market-related downtime, curtailing production by 17,600 tons of paper, representing approximately 3% of our second quarter 2003 production capacity. No market-related downtime was taken for pulp during the second quarter of 2003. On a year-to-date basis, we have curtailed production by 36,200 tons of paper and 19,000 tons of pulp. This reflects our commitment to adjust production to our customers' needs. In 2002, we took market-related downtime curtailing production by 6,000 tons of paper and 20,000 tons of pulp in the second quarter of the year and 44,000 tons of paper and 38,000 tons of pulp in the first six months of the year.

As a result of market-related and maintenance-related downtime, as well as production slowdown and disruptions, Domtar's shipment to capacity ratio stood at 93% for the current quarter of 2003 compared to 95% in the corresponding quarter last year, and stood at 92% for the first six months of 2003 compared to 96% in the corresponding period last year.

On June 26, 2003, we announced further curtailment at four mills during the month of July in order to adjust our production to customers' needs. The mills affected were Cornwall, Port Edwards, Port Huron and Woodland. In July 2003, 15,000 tons of paper and 7,000 tons of market pulp were not produced.

During the second quarter of 2003, we also continued to focus our efforts on our quality and profitability improvement programs.

Paper Merchants

Selected information (in millions of Canadian dollars)	Three months ended June 30		Six months ended June 30	
	2003	2002	**2003**	2002
Net sales	**265**	298	**565**	597
Operating profit	**5**	7	**12**	14

Sales and operating profit

Net sales in our Paper Merchants business amounted to $265 million, a decrease of $33 million or 11% in comparison to the second quarter of 2002. This decrease was due to the combination of eroding prices due to market pressure at the merchant channel level and exchange variances on translation of U.S. dollar denominated sales by our U.S. operations. Sales volumes in the second quarter of 2003 were comparable to volumes in the same period last year. On a year-to-date basis, net sales totaled $565 million in 2003 compared to $597 million for the corresponding period of 2002. The decrease of $32 million or 5% was predominantly due to the same factors impacting results for the second quarter. Year-to-date volumes increased marginally in 2003 compared to 2002.

Operating profit for the second quarter of 2003 was $5 million (reflecting an operating margin of 1.9%) compared to $7 million in the second quarter of 2002 (reflecting an operating margin of 2.3%). This decrease in operating profit and corresponding margin was attributable to lower gross profit stemming from an erosion in prices for some paper products, a change in customer mix, as well as inventory devaluations taken in the quarter in order to reflect lower prices for some papers. On a year-to-date basis, operating profit amounted to $12 million (reflecting an operating margin of 2.1%) in 2003 compared to $14 million (reflecting an operating margin of 2.3%) for the same period of 2002 and was mainly due to the same factors impacting second quarter results.

Wood

Selected information (in millions of Canadian dollars, unless otherwise noted)	Three months ended June 30		Six months ended June 30	
	2003	2002	**2003**	2002
Net sales	**86**	167	**166**	271
Operating profit (loss)	**(20)**	33	**(41)**	23
Shipments (*millions of FBM*)	**259**	306	**486**	530
Shipments product offering (%):				
Random lengths	**43**	40	**43**	43
Studs	**34**	37	**35**	35
Value-added	**18**	16	**17**	15
Industrial	**5**	7	**5**	7
Total	**100**	100	**100**	100
Benchmark nominal prices[1]:				
Lumber 2x4 R/L no. 1 & no. 2 (US$/MFBM)	**306**	361	**306**	357
Lumber 2x4x8 stud (US$/MFBM)	**318**	366	**316**	361
Selling price index – Wood segment, before the impact of lumber duties (%)	**88**	102	**88**	101

[1] Source: Random Lengths.

Wood
(continued)

Sales and operating profit

Net sales in our Wood business totaled $86 million in the second quarter of 2003, representing an $81 million decrease compared to the second quarter of 2002. This decrease was explained by the $34 million net impact of lumber duties (including the reversal of a $28 million provision for countervailing and antidumping duties on exports of softwood lumber to the United States in the second quarter of 2002), lower shipments, lower selling prices, as well as the unfavourable impact of a stronger Canadian dollar. On a year-to-date basis, net sales amounted to $166 million in 2003 compared to $271 million for the same period of 2002. This decrease of $105 million was mainly due to the same factors stated above.

Cash deposits of $11 million were made on our exports of softwood lumber to the United States during the second quarter of 2003 (or $19 million on a year-to-date basis), compared to $5 million in the corresponding period of 2002 (or $5 million on a year-to-date basis). Since May 22, 2002, cash deposits of $50 million for countervailing and antidumping duties have been made and expensed by Domtar.

Operating loss for the second quarter of 2003 amounted to $20 million (or $9 million operating loss when excluding the impact of lumber duties) compared to an operating profit of $33 million in the corresponding period of 2002 (or $10 million operating profit when excluding the impact of lumber duties). This $19 million decline in operating profit when excluding the impact of lumber duties was primarily a result of a $21 million erosion in lumber selling prices, the unfavourable impact of a stronger Canadian dollar, as well as lower shipments, partially offset by the benefits stemming from our cost reduction initiatives.

Pricing environment

The decrease in our average transaction prices before the impact of lumber duties was greater than that of benchmark nominal prices on a quarter-over-quarter basis. Our average transaction prices in the second quarter of 2003 for Great Lakes 2x4 studs decreased by US$57/MFBM and our average transaction prices for random lengths decreased by US$64/MFBM compared to the corresponding period of 2002, while benchmark nominal prices decreased by US$48/MFBM and US$55/MFBM respectively for Great Lakes 2x4 studs and random lengths over the same period. The greater decrease reflects the fact that benchmark nominal prices increased significantly at the end of the current quarter while our transaction prices will only reflect this increase in the third quarter of 2003 due to timing issues. On a year-to-date basis, our average transaction prices for Great Lakes 2x4 studs were lower by US$40/MFBM and our average transaction prices for random lengths were lower by US$50/MFBM compared to the corresponding period of 2002. This year-to-date decrease in our average transaction prices was fairly stable with that of benchmark nominal prices over the same period.

Operations

In June 2002, a decision was taken to halt the Ste-Marie and Ste-Aurélie sawmill operations for an undetermined period of time due to the Canada-U.S. softwood lumber dispute. The Ste-Marie sawmill resumed full operations on May 20, 2003. In July 2002, the Grand-Remous sawmill ceased operations due to a dispute between the Barriere Lake First Nation and the governments of Québec and Canada. The dispute was settled and the Grand-Remous sawmill resumed full operations on April 28, 2003.

The usual two-week holiday shutdowns at the Lebel-sur-Quévillion, Matagami and Malartic sawmills were extended for an additional two weeks to avoid producing for an inventory build-up in a declining product price environment. These sawmills resumed operations on January 20, 2003. The Ontario sawmills also took some market-related downtime in January 2003. As a result, production was curtailed by approximately 24 million board feet of lumber in the first quarter of 2003.

In March 2003, we sold the Sault Ste-Marie hardwood lumber facility and in April 2003, we sold the Daveluyville remanufacturing facility, following an earlier decision in November 2002 to shut down these facilities because of challenging market conditions.

As of June 23, 2003, we halted production at the White River, Ontario sawmill for an expected six-month period due to difficult market conditions brought about by overcapacity within the North American market as well as the Canada-U.S. softwood lumber dispute.

Despite the challenging environment in our Wood business, we continued to pursue sawmill modernization projects aimed at improving profitability. On a year-to-date basis, productivity improvements were experienced at the Elk Lake, Val d'Or, Timmins, Chapleau, Malartic, Matagami and Grand Remous sawmills.

Packaging

Selected information (in millions of Canadian dollars, unless otherwise noted)	Three months ended June 30		Six months ended June 30	
	2003	2002	**2003**	2002
Net sales	**148**	161	**292**	296
Operating profit	**13**	18	**24**	35
Shipments[1]:				
Containerboard ('000 ST)	**78**	93	**161**	172
Corrugated containers (millions of square feet)	**1,737**	1,703	**3,287**	3,166
Benchmark nominal prices[2]:				
Unbleached kraft linerboard, 42lb East (US$/ton)	**425**	415	**427**	416
Selling price index – Packaging segment (%)	**103**	100	**103**	100

Sales and operating profit

Our 50% share of Norampac's net sales amounted to $148 million in the second quarter of 2003, a decrease of $13 million or 8% over the same quarter of 2002. This decrease was mainly due to lower selling prices for both corrugated products and containerboard attributable to the negative impact of a stronger Canadian dollar, as well as to lower shipments for containerboard and corrugated products when not taking into account the recently acquired facilities. On a year-to-date basis, our 50% share of Norampac's net sales amounted to $292 million compared to $296 million in the same period of 2002, representing a decrease of $4 million or 1%. This decrease can be attributable to the same factors as mentioned above, although to a lesser extent on a year-to-date over year-to-date basis.

Our 50% share of Norampac's operating profit amounted to $13 million, a $5 million or 28% decrease from the $18 million operating profit reported in the second quarter of 2002. This decline was explained by lower selling prices for corrugated containers and containerboard due to the negative impact of a stronger Canadian dollar, lower shipments when not taking into account the recently acquired facilities and higher fiber and energy costs. Our share of Norampac's operating profit was $24 million for the first half of 2003, compared to $35 million for the same period of 2002. This decrease of $11 million can be explained by lower selling prices for both corrugated containers and containerboard due to the negative impact of a stronger Canadian dollar, as well as by higher fiber and energy costs.

[1] Represents 50% of Norampac's trade shipments.
[2] Source: Pulp & Paper Week.

Packaging (continued)

Pricing environment

Benchmark nominal prices for kraft linerboard increased by US$10/ton in the second quarter of 2003 compared to the second quarter of 2002, while Norampac's average net selling prices for containerboard products decreased by CND$19/ton during the same period. This inconsistency (an increase in benchmark nominal prices compared to a decrease in average net selling prices) arises from the fact that Norampac's average net selling prices in Canada, where the majority of Norampac's sales take place, were negatively affected by the strengthening Canadian currency, while benchmark nominal prices are stated in US dollars and hence, are not affected by fluctuations in foreign currencies. On a year-to-date basis, the decrease in Norampac's average net selling prices versus the corresponding period of 2002 was also inconsistent with the increase in benchmark nominal prices for the same reasons as mentioned above. Norampac's average net selling prices for containerboard prices decreased by CND$10/ton in the first six months of 2003 compared to the same period of 2002, while benchmark nominal prices for kraft linerboard increased by US$11/ton during the same period. Net selling prices for corrugated boxes in the second quarter of 2003 decreased by 9% compared to the corresponding period of 2002 and by 7% in the first six months of 2003 compared to the corresponding period of 2002.

Operations

During the second quarter of 2003, Norampac took market-related downtime at its containerboard mills for a total of 36,000 tons, compared to 24,000 tons in the corresponding period of 2002. This reflects Norampac's commitment to adjust production to customers' needs. On a year-to-date basis, Norampac has curtailed production by 64,000 tons in 2003 compared to 56,000 tons in the corresponding period of 2002.

Financing expenses and income taxes

Financing expenses

During the second quarter of 2003, financing expenses amounted to $48 million, a $5 million increase over the corresponding period of 2002. This increase was attributable to a $10 million charge related to our share of the premium paid on debt redemption and the write-off of related financing costs pertaining to refinancing substantially all of Norampac's outstanding credit facilities and senior notes during the second quarter of 2003. This increase in financing fees was partially offset by a general decrease in Domtar's remaining financing expense reflecting the impacts of lower interest rates, of foreign exchange rates, as well as lower debt levels. On a year-to-date basis, financing expenses totaled $89 million in 2003, or $79 million when excluding the impact of Norampac's refinancing, compared to $95 million for the first six months of 2002. This $16 million decrease was due to lower debt levels, lower interest rates and the impact of a stronger Canadian dollar.

Income taxes

Our income tax expense for the second quarter of 2003 was $1 million, reflecting an effective tax rate of 11.1%, compared to an income tax expense of $21 million in the second quarter of 2002, reflecting an effective tax rate of 27.6%. The reduction in the effective tax rate for 2003 results from lower overall income and differences in tax rates applicable to our foreign subsidiaries. On a year-to-date basis, our income tax expense represented $12 million, reflecting an effective tax rate of 25.5%, compared to an income tax expense of $13 million, reflecting an effective tax rate of 22.8% for the same period of 2002.

Balance sheet

Our total consolidated assets were $6,329 million as at June 30, 2003 compared to $6,847 million as at December 31, 2002. Receivables amounted to $333 million as at June 30, 2003, an increase of $29 million when compared to $304 million as at December 31, 2002. This increase reflects seasonal impacts in the latter part of the fourth quarter of 2002, partially offset by the effect of a stronger Canadian dollar on our U.S. dollar denominated retained interest in receivables sold through our securitization program and U.S. dollar denominated receivables. Total inventories as at June 30, 2003 were $695 million, a decrease of $41 million when compared to $736 million as at December 31, 2002. This decrease reflects the cyclical nature of our forest operations, market-related downtime in our Papers business taken during the first half of 2003 in order to adjust our production to meet customers' needs, as well as the impact of inventory revaluations and the impact of a stronger Canadian dollar. Property, plant and equipment as at June 30, 2003 totaled $4,904 million compared to $5,387 million as at December 31, 2002. This $483 million decrease was mainly due to the effect of a stronger Canadian dollar and a lower level of capital expenditures as compared to amortization expense. Other assets stood at $189 million as at June 30, 2003 compared to $205 million as at December 31, 2002. This $16 million decrease was mainly due to an $11 million reclassification of share purchases loans receivable to common shares.

Trade and other payables were $639 million as at June 30, 2003 compared to $749 million as at December 31, 2002, reflecting a decrease of $110 million. This decrease was mainly due to lower employee profit sharing accruals, the effect of the timing of purchases and payments, the effect of a stronger Canadian dollar on our U.S. dollar denominated trade and other payables, as well as lower interest accruals on our long-term debt. Long-term debt (including the portion due within one year) as at June 30, 2003 decreased to $2,182 million compared to $2,514 million as at December 31, 2002, mainly reflecting a decrease in the Canadian value of our U.S. dollar denominated debt due to the impact of a rising Canadian dollar as well as repayments made throughout the period. Accumulated foreign currency translation adjustments were negative $105 million as at June 30, 2003, decreasing by $107 million from the balance as at December 31, 2002. This decrease mainly reflected the net impact of a stronger Canadian dollar on the net assets of our self-sustaining U.S. subsidiaries, or $305 million, net of the impact of a stronger Canadian dollar on the long-term debt designated as a hedge of the above-mentioned net assets, or $220 million, and its corresponding income tax effect of $22 million. Had we not designated certain long term debts as a hedge of our net investments in self-sustaining foreign subsidiaries, the net unrealized foreign exchange gain of $198 million, currently recorded in the "Accumulated foreign currency translation adjustments" account, would have been reflected in our results of operations for the six-month period ended June 30, 2003. The corresponding amount for the three-month period ended June 30, 2003 was $94 million.

Liquidity and capital resources

Selected information (in millions of Canadian dollars, unless otherwise noted)	Three months ended June 30		Six months ended June 30	
	2003	2002	**2003**	2002
Cash flows provided from operating activities before changes in working capital and other items	**112**	172	**245**	290
Changes in working capital and other items	**33**	85	**(124)**	(32)
Cash flows provided from operating activities	**145**	257	**121**	258
Net additions to property, plant and equipment	**(43)**	(44)	**(84)**	(82)
Free cash flow[1]	**102**	213	**37**	176
			June 30 **2003**	Dec 31 2002
Net debt-to-total-capitalization ratio (in %)			**47**	49

Our principal liquidity requirements are for working capital, capital expenditures, and principal and interest payments on our debt. We expect to fund our liquidity needs primarily with internally generated funds from our operations and, to the extent necessary, through borrowings under our revolving credit facility. We also have the ability to fund liquidity requirements through the issuance of debt and/or equity.

[1] Free cash flow is a non-GAAP measure that we define as the the amount by which cash flows from operating activities, as determined in accordance with GAAP, exceeds net additions to property, plant and equipment, as determined in accordance with GAAP. Our definition may not be comparable to free cash flow reported by other companies. We believe that free cash flow is frequently used by investors in evaluating the ability of a company to service its debt.

Liquidity and capital resources (continued)

Operating activities

Cash flows provided from operating activities in the second quarter of 2003 amounted to $145 million compared to $257 million in the corresponding quarter of 2002. This decrease in cash flows from operations is attributable to a decrease in net earnings as well as increased requirements for working capital compared to the second quarter of 2002. Cash flows provided from operating activities in the first six months of 2003 amounted to $121 million compared to $258 million in the same period of 2002. The first half of the year is typically impacted by seasonally high requirements for working capital. As at June 30, 2003, the off balance sheet impact of the accounts receivable securitization program represented $227 million compared to $263 million as at December 31, 2002. We expect to continue to sell receivables in the future on an ongoing basis, given the attractive discount rates. Should we decide to discontinue these programs, our working capital and bank debt requirements would increase. *Such sales of receivables are contingent upon Domtar retaining specified credit ratings.*

Investing activities

Cash flows used for investing activities in the second quarter of 2003 totaled $53 million compared to $42 million in the corresponding quarter of 2002. Investing activities in the second quarter of 2003 included our share of Norampac's business acquisitions. On a year-to-date basis, cash flows used for investing activities amounted to $94 million for 2003 compared to $106 million for the first six months of 2002. Norampac's business acquisitions were greater in the first half of 2002 than in the first half of 2003.

Net additions to property, plant and equipment amounted to $43 million in the second quarter of 2003 and $84 million for the first six months of 2003. These net additions have remained essentially unchanged in 2003 when compared to 2002, both on a quarterly and year-to-date basis. We intend to limit our annual capital expenditures over a business cycle to 75% of amortization, or approximately $290 million in 2003, including approximately $140 million for capital expenditures relating to the long-term sustainability of our equipment.

Free cash flow (cash flows from operating activities less net additions to property, plant and equipment) for the second quarter of 2003 amounted to $102 million compared to $213 million in the corresponding period of 2002. This decrease in free cash flow on a quarter-over-quarter basis is attributable to reduced operating cash flow given that the level of capital expenditures has remained relatively stable from period to period. On a year-to-date basis, free cash flow for 2003 totaled $37 million compared to $176 million in 2002 due to the same factors as explained above.

Financing activities

Cash flows used for financing activities totaled $106 million in the second quarter of 2003, compared to $216 million in the second quarter of 2002. Cash flows used for financing activities in the first six months of 2003 amounted to $26 million compared to $124 million in the corresponding period of 2002. For both of the above comparative periods, the decreases in cash flows used for financing activities were due to fewer net repayments of long-term debt in 2003 compared to 2002.

As at June 30, 2003, our net debt-to-total-capitalization ratio was 47%, down from 49% as at December 31, 2002. Net indebtedness, including $210 million representing our 50% share of the net indebtedness of Norampac, was $2,172 million as at June 30, 2003. This compares to $2,496 million as at December 31, 2002, including $191 million for our 50% share of the net indebtedness of Norampac. The $324 million decrease in net indebtedness was largely due to the positive impact of a stronger Canadian dollar on our U.S. dollar denominated debt. The Corporation's debt repayments for the six-month period ended June 30, 2003 were substantially offset by Norampac's refinancing of its long-term debt. We have a stated objective of a net debt-to-total-capitalization ratio of 45% by December 31, 2003, absent the impact of any growth-related initiatives.

As at June 30, 2003, the balance of the US$1 billion bank term loan, initially entered into to finance our 2001 acquisition, was US$442 million ($599 million), compared to US$480 million ($758 million) as at December 31, 2002. The term loan bears interest based on the U.S. dollar LIBOR rate or the U.S. prime rate, plus a margin that varies with Domtar's credit rating.

As at June 30, 2003, of the US$500 million revolving credit facility, US$11 million ($15 million) was drawn and US$8 million ($10 million) of letters of credit were outstanding, resulting in US$481 million ($652 million) of availability under this facility. As at December 31, 2002, US$5 million ($8 million) was drawn in the form of overdraft and US$6 million ($9 million) of letters of credit were outstanding. Borrowings under this revolving credit facility bear interest at a rate based on the Canadian dollar bankers' acceptance or the U.S. dollar LIBOR rate or the prime rate, plus a margin that varies with Domtar's credit rating. This bank facility also requires commitment fees in accordance with standard banking practices.

Our borrowing agreements contain restrictive covenants. In particular, our unsecured bank credit facility contains covenants that require compliance with certain financial ratios on a quarterly basis. Also, the indentures related to the 10% and 10.85% debentures limit the amount of dividends that we may pay, the amount of shares that we may repurchase for cancellation and the amount of new debt we may incur.

In the second quarter of 2003, common shares amounting to $2 million ($6 million on a year-to-date basis), versus $3 million for the corresponding period of 2002 ($10 million on a year-to-date basis), were issued pursuant to our stock option and share purchase plans. We did not purchase for cancellation any of our common shares in both of the six-month periods ended June 30, 2003 and June 30, 2002.

On May 1, 2003, we announced an increase of our annual common share dividend to 24 cents per share (or 6 cents per quarter) from 14 cents per share (or 3.5 cents per quarter). Without compromising our firm desire to continue our profitable growth and maintain a strong balance sheet, this increase is the first step towards achieving our goal of paying a dividend of approximately 20% of normalized net earnings over a business cycle. The first payment of our new 6 cents quarterly dividend was paid on July 2, 2003 to shareholders of record on June 2, 2003 for the quarter ended June 30, 2003.

As at July 31, 2003, we had 228,426,245 common shares, 69,576 Series A Preferred Shares and 1,650,000 Series B Preferred Shares, which were issued and outstanding.

Accounting change

Share purchase financing

On January 1, 2003, we adopted prospectively the new Canadian Institute of Chartered Accountants (CICA) recommendations relating to share purchase loans receivable. Accordingly, share purchase loans amounting to $14 million were reclassified from "Other assets" to "Common shares" and interest revenue was treated as a reduction of dividends. The common shares purchased with these loans are held in trust as security for the share purchase loans (the loans). The loans are interest bearing at the dividend rate and have defined repayment terms not exceeding 10 years. As at June 30, 2003, there were 1,012,118 common shares (December 31, 2002 – 1,000,333 common shares) held in trust with respect to employee loans for which the market value was $14.80 (December 31, 2002 – $15.70) per share. As well, these common shares were not considered as being outstanding for the calculation of the basic earnings per share. The adoption of these recommendations has no significant impact on the basic earnings per share for the three months and six months ended June 30, 2003.

Risks and uncertainties

Product prices

Our financial performance is sensitive to the selling prices of our products. The markets for most paper, pulp, lumber and packaging products are cyclical and are influenced by a variety of factors beyond our control. These factors include periods of excess product supply due to industry capacity additions, periods of decreased demand due to weak general economic activity in North America or international markets, inventory de-stocking by customers and fluctuations in currency exchange rates. During periods of low prices, we have experienced in the past, and could experience in the future, reduced revenues and margins, resulting in substantial declines in profitability and sometimes net losses. (See "Sensitivity Analysis".)

Operational risks

The activities conducted by our businesses are subject to a number of operational risks including competition, performance of key suppliers and distributors, renewal of collective agreements, regulatory risks, successful integration of new acquisitions, retention of key personnel and reliability of information systems. In addition, operating costs for our businesses can be affected by changes in energy and other raw material prices as a result of changing economic or political conditions or due to particular supply and demand considerations.

The Corporation has commodity swap agreements to manage a portion of our price risk associated with sales of NBSK pulp covering periods ranging from July 2003 to April 2006. These agreements fix the sales price of NBSK pulp for 3,000 tonnes per month. The fair value of these instruments, as at June 30, 2003, represented a net unrealized gain of $1 million.

The Corporation also has energy commodity swap agreements to manage a portion of our price risk associated with purchases of bunker oil covering a period starting January 2004 and ending December 2005. These agreements fix the purchase price of bunker oil for a commitment of 15,000 barrels per month for 24 months. The fair value of these instruments, as at June 30, 2003, represented a net unrealized gain of nil.

Foreign exchange

Our revenues for many of our products are affected by fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar. Any decrease in the value of the U.S. dollar relative to the Canadian dollar reduces our profitability. The prices for many of our products, including those we sell in Canada, are generally driven by U.S. prices of similar products. We convert approximately US$1 billion annually. Exchange rate fluctuations are beyond our control and the U.S. dollar may depreciate against the Canadian dollar in the future, which would result in lower revenues and margins. The Corporation has currency options sold totaling US$118 million, which limit it from benefiting from a U.S. dollar trading above an average exchange rate of 1.55. In order to reduce the potential negative effect of a weakening U.S. dollar, we may hedge the value of a portion of our future U.S. dollar net cash inflows for periods of up to three years. The Corporation's hedging arrangements as at June 30, 2003, included forward contracts totaling US$40 million that commit it to selling U.S. dollars at an average exchange rate of 1.49 as well as currency options purchased totaling US$20 million that give the Corporation the option to sell U.S. dollars at 1.43 in 2003.

Environmental regulations

We are subject to United States and Canadian environmental regulations relating to, among other matters, effluent and air emissions, harvesting, sylviculture activities, waste management and groundwater quality. These regulations require us to obtain and comply with the conditions of permits and authorizations from the appropriate governmental authorities. Regulatory authorities exercise considerable discretion in whether or not to issue permits and the timing of permit issuances. In addition, changes in environmental laws and regulations or their application could require us to make further significant expenditures.

Failure to comply with applicable environmental laws, regulations or permit requirements may result in fines or penalties or enforcement actions by the regulators, including regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, installation of environmental control equipment or remedial actions, any of which could entail significant expenditures and could negatively impact our financial results and financial condition.

Lumber export duties

Our sales of Wood represented approximately 8% of our consolidated net sales in 2002 and we exported approximately 57% of our softwood lumber products to the United States.

The United States Department of Commerce announced that it had assessed the Canadian softwood lumber industry with final aggregate countervailing and antidumping duties at an average rate of 27.22%, that is 18.79% for countervailing duties and 8.43% for antidumping duties. Since May 22, 2002, based upon a final decision of the United States International Trade Commission, we have made the required cash deposits on our exports of softwood lumber to the United States. The Canadian government has challenged both duties with the World Trade Organization (WTO) and under the North American Free Trade Agreement (NAFTA).

With respect to countervailing duties, a WTO panel issued a preliminary decision on May 27, 2003, which supports Canada's claim that the U.S. used improper methodology in calculating the countervailing duties. The WTO panel is expected to issue its final report in late August 2003. A separate NAFTA ruling is due in mid-August 2003 on this issue.

With respect to antidumping duties, a NAFTA panel has upheld U.S. antidumping tariffs on lumber imports from Canada on July 17, 2003, however holding that the calculations used in establishing the antidumping duties were improper. The U.S. was given 60 days to recalculate its tariffs against some specific Canadian companies and answer several questions. The WTO is expected to issue its report in late August 2003 on this issue.

We are currently experiencing, and may continue to experience, reduced revenues and margins in our Wood business as a result of countervailing and antidumping duty applications or as a result of any new arrangement between the United States and Canada.

Legal proceedings

In the normal course of our operations, we become involved in various legal actions. While the final outcome with respect to actions outstanding or pending as at June 30, 2003 cannot be predicted with certainty, it is our opinion that their resolution will not have a material adverse effect on our financial position, earnings or cash flows.

In April 2003, the Canadian Competition Bureau began an investigation of Canada's major distributors of carbonless paper and other fine paper products, including Domtar. Since the investigation is still at an early stage, we have no information which would allow us to predict the outcome of this investigation or the impact, if any, it may have on us.

Sensitivity analysis

Our operating profit, net earnings and earnings per share can be impacted by the following sensitivities:

(in millions of Canadian dollars, except per share amounts)

	Annual impact on[1]		
	Operating profit	Net earnings	Earnings per share
Each US$10/unit change in price of:[2]			
Papers			
Copy and offset grades	21	14	0.06
Uncoated commercial printing & publication and premium imaging grades	9	6	0.03
Coated commercial printing & publication grades	5	3	0.01
Technical & specialty grades	6	4	0.02
Pulp–net position	8	5	0.02
Wood			
Lumber	14	9	0.04
Packaging			
Containerboard	5	3	0.01
Foreign exchange (direct impact of US$ sold, net of purchases, excluding Norampac)			
CND$0.01 change in relative value to the US dollar before hedging	10	7	0.03
Interest rate			
1% change in interest rates on our floating rate debt (excluding Norampac)	N/A	5	0.02
Energy[3]			
Natural gas: US$0.25/MMBtu change in price before hedging	6	4	0.02
Crude oil: US$1/barrel change in price before hedging	2	1	0.01

[1] Based on an exchange rate of 1.515 and a marginal tax rate of 35%.
[2] Based on budgeted 2003 capacity (in tons, tonnes or MFBM).
[3] Based on budgeted 2003 consumption levels. The allocation between energy sources may vary during the year in order to take advantage of market conditions.

Benchmark nominal prices[1]	1995	1996	1997	1998	1999	2000	2001	2002	Q2 2002	**Q2 2003**	Trend[2]
Papers											
Copy 20 lb sheets (US$/ton)	1,123	848	769	780	778	877	815	776	780	**787**	831
Offset 50 lb rolls (US$/ton)	983	736	756	666	659	757	719	692	690	**653**	751
Coated publication, no. 3, 60 lb rolls (US$/ton)	1,200	943	941	909	851	948	853	767	740	**815**	984
Pulp NBSK (US$/ADMT)	874	586	588	544	541	685	558	491	482	**580**	595
Wood											
Lumber 2x4x8 (US$/MFBM)	335	403	383	376	390	316	345	334	366	**318**	360
Packaging											
Unbleached kraft linerboard, 42 lb East (US$/ton)	511	371	336	373	400	468	445	427	415	**425**	414
Selling price index before acquisition of four US mills	120%	100%	99%	94%	93%	102%					
Selling price index before impact of lumber duties							98%	93%	94%	**94%**	100%
Average Canadian dollar exchange rate	1,372	1,364	1,385	1,484	1,486	1,485	1,549	1,570	1,554	**1,397**	
	0.729	0.733	0.722	0.674	0.673	0.672	0.646	0.637	0.644	**0.716**	

[1] Source: Pulp & Paper Week et Random Lengths.
The term "ton" refers to a short ton, an imperial unit of measurement which equals 0.9072 metric tonnes.
[2] Source: Consensus of analysts of normalized pricing as at November 30, 2002.

Outlook

Our current business environment is impacted by factors beyond our control, such as soft economic conditions, currency fluctuations and high energy costs. Within this context, we will maintain our efforts to reduce costs and improve efficiency. We will also continue to monitor inventory closely and curtail production in order to match supply with customer demand, even if this leads to market-related downtime and affects our improvement programs.

Nonetheless, we will continue to pursue our objectives of providing shareholders with superior returns in difficult market conditions as well as positioning ourselves to take full advantage of any improvement in the economy.

Consolidated earnings

(In millions of Canadian dollars, unless otherwise noted)

	Three months ended June 30			Six months ended June 30		
	2003	2003 (Unaudited)	2002	2003	2003 (Unaudited)	2002
	US$ (Note 3)	$	$	US$ (Note 3)	$	$
Net sales	915	**1,240**	1,416	1,871	**2,536**	2,744
Operating expenses						
Cost of sales	747	**1,012**	1,114	1,518	**2,058**	2,188
Selling, general and administrative	56	**76**	85	111	**150**	166
Amortization	71	**96**	99	143	**194**	195
Closure costs (Note 8)	–	**–**	–	–	**–**	45
	874	**1,184**	1,298	1,772	**2,402**	2,594
Operating profit	41	**56**	118	99	**134**	150
Financing expenses (Note 6)	35	**48**	43	66	**89**	95
Amortization of deferred gain	–	**(1)**	(1)	(1)	**(2)**	(2)
Earnings before income taxes	6	**9**	76	34	**47**	57
Income tax expense	–	**1**	21	8	**12**	13
Net earnings	6	**8**	55	26	**35**	44
Per common share (Note 7)						
Net earnings						
Basic	0.02	**0.03**	0.24	0.11	**0.15**	0.19
Diluted	0.02	**0.03**	0.24	0.11	**0.15**	0.19
Weighted average number of common shares outstanding (millions)						
Basic	227.2	**227.2**	227.3	227.0	**227.0**	226.9
Diluted	229.0	**229.0**	228.3	228.9	**228.9**	227.9

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated retained earnings

(In millions of Canadian dollars, unless otherwise noted)

	Three months ended June 30			Six months ended June 30		
	2003	2003 (Unaudited)	2002	2003	2003 (Unaudited)	2002
	US$ (Note 3)	$	$	US$ (Note 3)	$	$
Retained earnings at beginning of period	569	**771**	626	556	**753**	645
Net earnings	6	**8**	55	26	**35**	44
Dividends on common shares	(10)	**(13)**	(8)	(17)	**(22)**	(16)
Dividends on preferred shares	(1)	**(1)**	(1)	(1)	**(1)**	(1)
Retained earnings at end of period	564	**765**	672	564	**765**	672

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated balance sheets

(In millions of Canadian dollars, unless otherwise noted)

	June 30 2003 (Unaudited) US$ (Note 3)	June 30 2003 (Unaudited) $	December 31 2002 $
Assets			
Current assets			
Cash and cash equivalents	26	**35**	38
Receivables	246	**333**	304
Inventories	513	**695**	736
Prepaid expenses	19	**26**	22
Future income taxes	51	**70**	76
	855	**1,159**	1,176
Property, plant and equipment	3,618	**4,904**	5,387
Goodwill	57	**77**	79
Other assets	140	**189**	205
	4,670	**6,329**	6,847
Liabilities and shareholders' equity			
Current liabilities			
Bank indebtedness	18	**25**	20
Trade and other payables	472	**639**	749
Income and other taxes payable	16	**22**	15
Long-term debt due within one year	28	**38**	70
	534	**724**	854
Long-term debt	1,582	**2,144**	2,444
Future income taxes	471	**638**	625
Other liabilities and deferred credits	272	**368**	370
Shareholders' equity			
Preferred shares	32	**43**	44
Common shares	1,290	**1,748**	1,752
Contributed surplus	3	**4**	3
Retained earnings	564	**765**	753
Accumulated foreign currency translation adjustments (Note 9)	(78)	**(105)**	2
	1,811	**2,455**	2,554
	4,670	**6,329**	6,847

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated cash flows

(In millions of Canadian dollars, unless otherwise noted)	Three months ended June 30			Six months ended June 30		
	2003	**2003**	2002	2003	**2003**	2002
		(Unaudited)			**(Unaudited)**	
	US$ (Note 3)	**$**	$	US$ (Note 3)	**$**	$
Operating activities						
Net earnings	6	**8**	55	26	**35**	44
Non-cash items:						
Amortization (Note 8)	71	**96**	99	143	**194**	209
Future income taxes	–	**–**	15	4	**6**	1
Amortization of deferred gain	–	**(1)**	(1)	(1)	**(2)**	(2)
Closure costs excluding write down of property, plant and equipment (Note 8)	–	**–**	–	–	**–**	31
Refinancing costs (Note 6)	7	**10**	–	7	**10**	–
Other	(1)	**(1)**	4	1	**2**	7
	83	**112**	172	180	**245**	290
Changes in working capital and other items						
Receivables	(4)	**(6)**	29	(37)	**(50)**	(33)
Inventories	26	**36**	70	(3)	**(4)**	59
Prepaid expenses	3	**5**	(1)	(3)	**(4)**	(2)
Trade and other payables	(10)	**(13)**	(18)	(49)	**(66)**	(62)
Income and other taxes payable	7	**9**	1	6	**8**	–
Other	4	**5**	4	(1)	**(2)**	6
Payments of closure costs	(2)	**(3)**	–	(4)	**(6)**	–
	24	**33**	85	(91)	**(124)**	(32)
Cash flows provided from operating activities	107	**145**	257	89	**121**	258
Investing activities						
Net additions to property, plant and equipment	(32)	**(43)**	(44)	(62)	**(84)**	(82)
Business acquisition (Note 4)	(7)	**(10)**	(1)	(7)	**(10)**	(27)
Other	–	**–**	3	–	**–**	3
Cash flows used for investing activities	(39)	**(53)**	(42)	(69)	**(94)**	(106)
Financing activities						
Dividend payments	(6)	**(8)**	(9)	(12)	**(17)**	(17)
Change in bank indebtedness	(3)	**(5)**	(10)	1	**2**	(10)
Change in revolving bank credit, net of expenses	(47)	**(63)**	(58)	24	**33**	36
Issuance of long-term debt, net of expenses	125	**169**	–	125	**169**	–
Repayment of long-term debt	(143)	**(194)**	(142)	(155)	**(211)**	(142)
Premium on redemption of long-term debt (Note 6)	(5)	**(7)**	–	(5)	**(7)**	–
Common shares issued, net of expenses	1	**2**	3	4	**6**	10
Redemptions of preferred shares	–	**–**	–	(1)	**(1)**	(1)
Cash flows used for financing activities	(78)	**(106)**	(216)	(19)	**(26)**	(124)
Net increase (decrease) in cash and cash equivalents	(10)	**(14)**	(1)	1	**1**	28
Translation adjustments related to cash and cash equivalents	(1)	**(1)**	–	(3)	**(4)**	–
Cash and cash equivalents at beginning of period	37	**50**	65	28	**38**	36
Cash and cash equivalents at end of period	26	**35**	64	26	**35**	64

The accompanying notes are an integral part of the consolidated financial statements.

Notes

Note 1

Basis of presentation

In the opinion of management, the accompanying unaudited interim consolidated financial statements, prepared in accordance with Canadian generally accepted accounting principles, contain all adjustments necessary to present fairly Domtar Inc.'s (Domtar) financial position as at June 30, 2003 and December 31, 2002, as well as its results of operations and its cash flows for the three months and six months ended June 30, 2003 and 2002.

While management believes that the disclosures presented are adequate, these unaudited interim consolidated financial statements and notes should be read in conjunction with Domtar's annual consolidated financial statements.

These unaudited interim consolidated financial statements follow the same accounting policies as the most recent annual consolidated financial statements, except as described in Note 2.

Note 2

Accounting change

Share purchase financing

On January 1, 2003, Domtar adopted prospectively the new Canadian Institute of Chartered Accountants (CICA) recommendations relating to share purchase loans receivable. Accordingly, share purchase loans amounting to $14 million were reclassified from "Other assets" to "Common shares" and interest revenue was treated as a reduction of dividends. The common shares purchased with these loans are held in trust as security for the share purchase loans (the loans). The loans are interest bearing at the dividend rate and have defined repayment terms not exceeding 10 years. As at June 30, 2003, there were 1,012,118 common shares (December 31, 2002 – 1,000,333 common shares) held in trust with respect to employee loans for which the market value was $14.80 (December 31, 2002 – $15.70) per share. As well, these common shares were not considered as being outstanding for the calculation of the basic earnings per share. The adoption of these recommendations has no significant impact on the basic earnings per share for the three months and six months ended June 30, 2003.

Note 3

United States dollar amounts

The unaudited interim consolidated financial statements are expressed in Canadian dollars and, solely for the convenience of the reader, the 2003 unaudited interim consolidated financial statements and the tables of certain related notes have been translated into U.S. dollars at the June 2003 month-end rate of CAN$1.3553 = US$1.00. This translation should not be construed as an application of the recommendations relating to the accounting for foreign currency translation, but rather as supplemental information for the reader.

Note 4

Business acquisition

On April 14, 2003, Norampac (a 50-50 joint venture with Cascades Inc.) acquired the assets of Georgia-Pacific's corrugated products converting plant located in Schenectady, New York. The aggregate purchase price, subject to certain adjustments, is approximately $31 million (US$21 million) (the Corporation's proportionate share being $15 million (US$11 million)) and is comprised of $20 million (US$14 million) in cash and all of the operating assets of the Norampac's Dallas Forth-Worth, Texas plant valued at approximately $11 million (US$7 million).

23 Domtar Inc. Second quarter 2003 **Notes to consolidated financial statements** – Three months and six months ended June 30, 2003 (In millions of Canadian dollars, unless otherwise noted)

Notes to consolidated financial statements – Three months and six months ended June 30, 2003 (In millions of Canadian dollars, unless otherwise noted)

Note 5

Joint venture

On June 19, 2003, Domtar announced that an agreement-in-principle was reached with Tembec Inc. (Tembec) to merge together their timber and softwood (spruce, pine and fir (SPF)) lumber operations in the provinces of Québec (except for the Lebel-sur-Quévillon sawmill) and Ontario into a 50-50 joint venture. The resulting joint venture will also market the softwood lumber manufactured by Tembec at its SPF sawmills operations in British Columbia and by Domtar at its Lebel-sur-Quévillon sawmill, as well as manage the operations of the latter.

The transaction is subject to certain conditions, including completion of due diligence, negotiation of definitive agreements, approval of the respective boards of directors, as well as government and other required approvals. It is expected to close on or about September 30, 2003.

Note 6

Refinancing of long-term debt

On May 28, 2003, Norampac completed a series of financial transactions to substantially refinance all of its existing credit facilities, except those of its joint venture. Norampac secured a new five-year revolving credit facility of $350 million. The new revolving credit facility is secured by all the inventories and receivables of Norampac Inc. and its North American subsidiaries and by property, plant and equipment of two of its containerboard mills and three of its converting facilities. As at June 30, 2003, the Corporation's proportionate share amount secured under the new revolving credit facility relating to inventories, receivables and property, plant and equipment amounted to $77 million, $37 million and $200 million, respectively.

In addition, Norampac issued new Senior unsecured notes for an aggregate amount of US$250 million. The notes bear a 6.75% coupon and will mature in 2013. The aggregate proceeds of these two transactions were used to repay the existing credit facilities for an amount of approximately $67 million at the time of the refinancing and were used to redeem both the 9.5% US$150 million and the 9.375% $100 million notes due in 2008.

Norampac recorded a charge of $20 million ($14 million for a call premium paid to redeem both the 9.5% US$150 million notes and 9.375% $100 million notes, $5 million related to the write-off of debt issue costs and a $1 million foreign exchange loss) related to the refinancing. An amount of $10 million ($7 million net of income taxes, or $0.03 per common share) representing the Corporation's proportionate share of Norampac's debt refinancing costs is recorded under "Financing expenses".

Note 7

Earnings per share

The following table provides the reconciliation between basic and diluted earnings per share.

	Three months ended June 30			Six months ended June 30		
	2003	**2003**	2002	2003	**2003**	2002
	US$ (Note 3)	**(Unaudited) $**	$	US$ (Note 3)	**(Unaudited) $**	$
Net earnings	6	**8**	55	26	**35**	44
Dividend requirements of preferred shares	1	**1**	1	1	**1**	1
Net earnings applicable to common shares	5	**7**	54	25	**34**	43
Weighted average number of common shares outstanding (millions)	227.2	**227.2**	227.3	227.0	**227.0**	226.9
Effect of dilutive stock options (millions)	1.8	**1.8**	1.0	1.9	**1.9**	1.0
Weighted average number of diluted common shares outstanding (millions)	229.0	**229.0**	228.3	228.9	**228.9**	227.9
Basic earnings per share	0.02	**0.03**	0.24	0.11	**0.15**	0.19
Diluted earnings per share	0.02	**0.03**	0.24	0.11	**0.15**	0.19

Note 8

Closure costs

On March 27, 2002, Domtar announced plans to permanently shutdown the St. Catharines, Ontario, paper mill. This shutdown, which occurred at the end of September 2002, resulted in a charge to first quarter 2002 earnings of $45 million ($30 million net of income taxes, or $0.13 per common share), including $14 million related to the write-down to the estimated net realizable value of property, plant and equipment as well as a provision of $31 million for other commitments and contingencies related to this paper mill. As at June 30, 2003, the balance of the provision was $19 million.

On November 29, 2002, Domtar announced plans to permanently shutdown the Daveluyville, Québec, wood products remanufacturing facility and the Sault Ste. Marie, Ontario, hardwood lumber operations. These shutdowns, which occurred at the end of January 2003, resulted in a charge to fourth quarter 2002 earnings of $18 million ($12 million net of income taxes, or $0.05 per common share), including $13 million related to the write-down to the estimated net realizable value of property, plant and equipment as well as a provision of $5 million for other commitments and contingencies related to these locations. As at June 30, 2003, the balance of the provision was $1 million. Domtar sold the Sault Ste. Marie and Daveluyville facilities, on March 14 and April 8, 2003, respectively, for a total of $3 million.

25 Domtar Inc. Second quarter 2003 **Notes to consolidated financial statements** – Three months and six months ended June 30, 2003 (In millions of Canadian dollars, unless otherwise noted)

Notes to consolidated financial statements – Three months and six months ended June 30, 2003 (In millions of Canadian dollars, unless otherwise noted)

Note 9

Accumulated foreign currency translation adjustments

	June 30	June 30	December 31
	2003	**2003**	2002
	(Unaudited)	**(Unaudited)**	
	US$ (Note 3)	**$**	$
Balance at beginning of period	1	**2**	2
Effect of changes in exchange rates during the period:			
On the net investment in self-sustaining foreign subsidiaries	(225)	**(305)**	(18)
On certain long-term debt denominated in foreign currencies designated as a hedge of the net investment in self-sustaining foreign subsidiaries	163	**220**	18
Income tax expense	(17)	**(22)**	–
Balance at end of period	(78)	**(105)**	2

Note 10

Segmented disclosures

Domtar operates in the four reportable segments described below. Each reportable segment offers different products and services and requires different technology and marketing strategies. The following summary briefly describes the operations included in each of Domtar's reportable segments:

- **Papers** – represents the aggregation of the manufacturing and distribution of business, commercial printing and publication, and technical and specialty papers, as well as pulp.
- **Paper Merchants** – involves the purchasing, warehousing, sale and distribution of various products made by Domtar as well as by other manufacturers. These products include business and printing papers, graphic arts supplies and certain industrial products.
- **Wood** – comprises the manufacturing and marketing of lumber and wood-based value-added products as well as the management of forest resources.
- **Packaging** – comprises the Corporation's 50% ownership interest in Norampac, a company that manufactures and distributes containerboard and corrugated products.

Domtar evaluates performance based on operating profit, which represents sales, reflecting transfer prices between segments at fair value, less allocable expenses before financing expenses and income taxes.

Segmented data	Three months ended June 30			Six months ended June 30		
	2003	**2003**	2002	2003	**2003**	2002
		(Unaudited)			**(Unaudited)**	
	US$ (Note 3)	**$**	$	US$ (Note 3)	**$**	$
Net sales						
Papers	597	**809**	873	1,226	**1,662**	1,753
Paper Merchants	195	**265**	298	417	**565**	597
Wood [(b)]	89	**120**	187	168	**227**	306
Packaging	110	**150**	163	218	**296**	300
Total for reportable segments	991	**1,344**	1,521	2,029	**2,750**	2,956
Intersegment sales – Papers	(50)	**(68)**	(83)	(110)	**(149)**	(173)
Intersegment sales – Wood	(25)	**(34)**	(20)	(45)	**(61)**	(35)
Intersegment sales – Packaging	(1)	**(2)**	(2)	(3)	**(4)**	(4)
Consolidated net sales	915	**1,240**	1,416	1,871	**2,536**	2,744
Operating profit (loss)						
Papers [(a)]	43	**58**	60	102	**139**	78
Paper Merchants	4	**5**	7	9	**12**	14
Wood [(b)]	(16)	**(20)**	33	(30)	**(41)**	23
Packaging	10	**13**	18	18	**24**	35
Consolidated operating profit	41	**56**	118	99	**134**	150

(a) The 2002 year-to-date operating profit reflects a $45 million charge, including $14 million related to the write-down of property, plant and equipment, relating to the permanent shutdown of the St. Catharines, Ontario, paper mill.

(b) The net sales and the operating profit for the three months and six months ended June 30, 2002 reflect a reversal of a $28 million provision ($20 million recorded in the second half of 2001 and $8 million recorded in the first quarter of 2002) for countervailing and antidumping duties on exports of softwood lumber to the United States.

Note 11

Comparative figures

To conform with the basis of presentation adopted in the current year, certain figures previously reported have been reclassified.

Notes to consolidated financial statements — Three months and six months ended June 30, 2003 (In millions of Canadian dollars, unless otherwise noted)

papers

66%[1]



paper merchants

16%[2]



packaging

11%



wood

7%



Percentages are based on net sales for the six-month period ended June 30, 2003.

1 Including sales through our own Paper Merchants business.
2 Excluding sales of Domtar paper of annual net sales.

For further information

Investor relations
Christian Dubé
Senior Vice-President and Chief Financial Officer
Tel.: (514) 848-5511

Jean-Sébastien Vanbrugghe
Manager, Corporate Finance
Tel.: (514) 848-5469
Fax: (514) 848-5638
E-mail: ir@domtar.com

Communications
William L. George
Vice-President, Communications and Government Relations
Tel.: (514) 848-5213
Fax: (514) 848-6878

Head Office
395 de Maisonneuve Blvd. West
Montreal, Qc, Canada H3A 1L6
Tel.: (514) 848-5400
www.domtar.com

Brokerage firms that follow Domtar

Bank of America
BMO Nesbitt Burns
CIBC World Markets
D.A. Davidson & Company
Desjardins Securities
Deutsche Bank Securities
Goldman Sachs
J.P. Morgan
National Bank Financial
Raymond James
RBC Capital Markets
Salomon Smith Barney
Scotia Capital
TD Newcrest
UBS


FSC
17.5%
minimum

FSC SW-COC-681
FSC Trademark © 1996
Forest Stewardship Council A.C.

Cover printed on Domtar Plainfield britewhite, 80 lb. cover, smooth and britewhite, 70 lb. text, smooth FSC certified. At least 17.5% of the fiber used in the manufacturing process of Domtar Plainfield FSC papers comes from well-managed forests, independently certified by Smartwood according to the rules of the Forest Stewardship Council. Domtar Plainfield FSC also contains 20% recycled post-consumer waste paper. This document was printed by Integria. SW-COC-895.

Printed in Canada


Net sales
(In millions of CND$)
Q2 1,240
Q1 1,296
Q4 1,356
Q3 1,390
Q2 1,416
Q1 1,328
Q4 1,302
Q3 1,177
Q2 944


EBITDA
(In millions of CND$)
Q2 152
Q1 176
Q4 217
Q3 233
Q2 217
Q1 142
Q4 157
Q3 163
Q2 149


Net earnings (loss)
(In millions of CND$)
Q2 8
Q1 27
Q4 38
Q3 59
Q2 55
Q1 (11)
Q4 18
Q3 14
Q2 87


Net earnings (loss)
per basic share (In CND$)
Q2 0.03
Q1 0.12
Q4 0.17
Q3 0.26
Q2 0.24
Q1 (0.05)
Q4 0.08
Q3 0.08
Q2 0.48
2003 2002 2001

Domtar Inc. Second quarter 2003

Selected financial data

(In millions of Canadian dollars, unless otherwise noted)

	Three months ended			Year ended	
	June 30	March 31	June 30	December 31	December 31
	(Unaudited)				
	2003	2003	2002	2002	2001[2]
	$	$	$	$	$
Operating results					
Net sales	**1,240**	1,296	1,416	5,490	4,377
EBITDA[1]	**152**	176	217	809	607
Operating profit	**56**	78	118	384	313
Financing expenses	**48**	41	43	192	167
Net earnings	**8**	27	55	141	140
Net earnings per common share	**0.03**	0.12	0.24	0.62	0.72
Cash flows provided from (used for) operating activities per common share	**0.64**	(0.11)	1.13	2.98	3.80
Weighted average number of common shares outstanding (millions)	**227.2**	226.9	227.3	227.2	191.2
Balance sheet data					
Total assets	**6,329**			6,847	7,055
Long-term debt	**2,144**			2,444	2,883
Shareholders' equity	**2,455**			2,554	2,426
Net debt-to-total-capitalization	**47%**			49%	55%
Book value per common share	**10.61**			11.02	10.51
Others					
Cash flows provided from operating activities	**145**			677	727
Free cash flow	**102**			454	447
Annualized return on equity (ROE)	**1%**			6%	7%

[1] Earnings before interest expense, income taxes and amortization

[2] Figures have been restated to reflect the application of amended accounting recommendations.


Relative performance – DTC Index:1998 = 1
2.0
1.5
1.0
0.5
DTC
S&P/TSX Materials Index
S&P/TSX Index
98
99
00
01
02
03


Domtar stock price
$
25
20
15
10
5
High
Close
Low
98
99
00
01
02
03


Domtar

30

Domtar,
une touche
différente.

2.

Domtar Inc. Deuxième trimestre 2003


Domtar

Faits saillants

—Bénéfice net de 8 millions de dollars ou 0,03 $ par action ordinaire.

—Le bénéfice d'exploitation a diminué par rapport à la même période l'an dernier, en raison notamment:

- –Des droits compensatoires et antidumping reliés aux exportations de bois d'œuvre aux États-Unis, dont l'incidence nette est de 34 millions de dollars; et,
- –De la variation de 5 % de notre taux de change (net de couverture) résultant de l'appréciation du dollar canadien sur le dollar américain, dont l'impact net est d'environ 30 millions de dollars.

—Cependant, les programmes d'amélioration de la rentabilité ont plus que compensé l'effet négatif des arrêts temporaires de production et de la hausse des coûts reliés à l'énergie.

—La hausse des prix de la pâte et des papiers a compensé la diminution significative des prix du bois d'œuvre et la baisse des prix pour les produits d'emballage. Les prix de vente des produits de Domtar sont demeurés bas et inchangés par rapport au même trimestre en 2002, soit à 94 % des prix moyens de cycle.

—Les arrêts temporaires de production liés aux conditions de marché ont représenté 17 600 tonnes de papier, soit 36 200 tonnes de papier depuis le début de l'exercice.

—Le ratio de la dette nette aux capitaux totaux a été ramené à 47 %.

—Une entente de principe a été conclue avec Tembec Inc. afin de créer la deuxième société de bois d'œuvre en importance au Canada; la clôture de la transaction est prévue pour la fin de septembre 2003.

Domtar est le troisième producteur de papiers non couchés en Amérique du Nord. Il est également un chef de file dans la fabrication de papiers d'affaires, de papiers d'impression commerciale et de publication, et de papiers d'usage technique et de spécialité. Domtar gère, selon des normes de gestion environnementales reconnues internationalement, 22 millions d'acres de forêt au Canada et aux États-Unis, et produit du bois d'œuvre ainsi que d'autres produits forestiers. Domtar compte 12 000 employés en Amérique du Nord. Enfin, l'entreprise détient également une participation de 50 % dans Norampac inc., le plus important producteur canadien de cartons-caisses.

0 A



Chère/Cher actionnaire,

Pour le deuxième trimestre 2003, Domtar a affiché un bénéfice d'exploitation de 56 millions de dollars et un bénéfice net de 15 millions de dollars, ou 0,06 $ par action, avant les éléments inhabituels. Toutefois, ces résultats excluent l'effet de la fluctuation des taux de change sur notre dette à long terme libellée en dollars US. De fait, si nous avions inclus de tels gains dans les résultats du deuxième trimestre, le bénéfice net de Domtar aurait été majoré de 94 millions de dollars ou 0,41 $ par action ordinaire.

Par ailleurs, Domtar a fait face à des conditions de marché difficiles pendant le deuxième trimestre : la demande pour les produits était faible, les prix de vente bas et le dollar canadien fort par rapport au dollar US. Ces éléments ont particulièrement touché notre secteur du Bois, dont la rentabilité est demeurée notre plus grand défi. Cependant, l'annonce, le 19 juin dernier, de notre intention de créer avec Tembec une coentreprise devrait nous permettre d'améliorer le rendement de ce secteur, puisqu'elle doit générer des synergies annuelles entre trente et quarante millions de dollars, dont la moitié profiterait à Domtar. En plus d'offrir aux clients une gamme élargie de produits et un service amélioré, nous osons espérer que cette nouvelle entreprise marquera aussi le début d'un mouvement de consolidation et de rationalisation dans le secteur du bois d'œuvre en Amérique du Nord. La clôture de cette transaction, de type Norampac, est prévue pour la fin de septembre 2003.

Du côté de notre secteur des Papiers, nous continuons nos efforts pour renforcer la fidélité de nos clients et augmenter nos parts de marché. À cet effet, nous avons poursuivi nos efforts de développement de nouveaux produits en lançant un papier opaque plus performant, à des fins d'impression commerciale. Nous avons également consolidé notre présence dans certains marchés américains en inaugurant des entrepôts à Chicago et Dallas. Enfin, nous avons bonifié notre capacité de répondre à nos clients rapidement, non seulement en leur permettant d'obtenir en 48 heures nos produits d'utilisation courante, ou de type A, mais aussi de recevoir la plupart de nos autres produits en cinq jours ouvrables.

Pour conclure, la mise en œuvre rigoureuse de nos programmes d'amélioration de la rentabilité dans tous nos secteurs d'activité nous a permis de présenter à nos actionnaires un bénéfice net provenant des activités poursuivies pendant les 24 derniers trimestres, en plus d'offrir un dividende amélioré. C'est grâce aux efforts que tout notre personnel a déployés jusqu'à maintenant pour améliorer la qualité de nos produits et de notre service à la clientèle, ainsi que pour réduire nos coûts, que nous pouvons réaffirmer notre engagement à vous offrir un rendement annuel sur l'avoir des actionnaires d'au moins 15 % lorsque nous bénéficions des prix moyens de cycle.

Le président et chef de la direction,



Raymond Royer

Conseil d'administration, comités et membres du comité de direction (au 1er mai 2003)

Conseil d'administration

Paul-Henri Couture
Vice-président de Capital d'Amérique CDPQ Inc., filiale en propriété exclusive de Caisse de dépôt et placement du Québec

Claude Fontaine
Associé principal de Ogilvy Renault

Louis P. Gignac
Président et chef de la direction de Cambior Inc.

Jacques Girard
Président du conseil de Domtar Inc.
Président-directeur général de Montréal International

Claude R. Lamoureux
Président et chef de la direction du Conseil du régime de retraite des enseignants et des enseignantes de l'Ontario

Jacques Laurent
Président du conseil d'administration d'Hydro-Québec

André L'Ecuyer
Président et chef de l'exploitation de SGF Rexfor inc., filiale en propriété exclusive de la Société générale de financement du Québec

Brian M. Levitt
Co-président et associé de Osler, Hoskin & Harcourt

Louiselle Paquin
Première vice-présidente, Finances de SITQ Immobilier, groupe de filiales de Caisse de dépôt et placement du Québec

Louise Roy
Administratrice de sociétés

Raymond Royer
Président et chef de la direction de Domtar Inc.

Edward J. Waters
Président du conseil et président et chef de la direction de Cape & Islands Investment Company Ltd.

Comités

* Président du comité

Exécutif	Vérification	Ressources humaines	Nomination et régie d'entreprise	Environnement et santé et sécurité	Retraite
P.-H. Couture	L. P. Gignac*	P.-H. Couture	J. Girard*	J. Laurent	C. Fontaine
J. Girard*	C. R. Lamoureux	J. Girard*	C. R. Lamoureux	A. L'Ecuyer*	J. Girard
C. R. Lamoureux	J. Laurent	A. L'Ecuyer	J. Laurent	L. Roy	C. R. Lamoureux*
A. L'Ecuyer	L. Paquin	L. Roy	E. J. Waters	R. Royer	B. M. Levitt
R. Royer					R. Royer

Membres du comité de direction

C. Lance Skerratt
Premier vice-président
Groupe des marchands de papier

Richard Garneau
Premier vice-président
Groupe des produits forestiers

Gilles Pharand
Premier vice-président
Affaires corporatives
et chef du contentieux

Christian Dubé
Premier vice-président et chef des finances

Roland Gagnon
Premier vice-président
Groupe des exploitations canadiennes de la fabrication des pâtes et papiers

Raymond Royer
Président et chef de la direction

Claude Belley
Premier vice-président
Ressources humaines et développement organisationnel

George Kobrynsky
Premier vice-président
Groupe de la commercialisation des pâtes et papiers

Roger H. Brear
Premier vice-président
Groupe des exploitations américaines de la fabrication des pâtes et papiers

Commentaires et analyse par la direction

Les commentaires et analyse par la direction se rapportent à la situation financière et aux résultats des exploitations de Domtar Inc. et de ses filiales (la Société) ainsi que de ses coentreprises (collectivement Domtar). Les actions ordinaires de Domtar sont inscrites aux bourses de Toronto et de New York. Les commentaires et analyse par la direction comportent des énoncés de nature prospective. Ces énoncés impliquent des risques et incertitudes connus et inconnus tels que : les conditions d'affaires et économiques générales; les prix de vente des produits; les coûts des matières premières et les charges d'exploitation; l'évolution des taux de change; notre capacité d'intégrer des exploitations acquises à nos exploitations actuelles et d'autres facteurs cités dans le présent document de même que dans les documents que la Société dépose dans le cadre du processus d'information continue. Ainsi, les résultats réels de la Société peuvent différer sensiblement de ceux décrits ou sous-entendus dans les énoncés prospectifs. Sauf indication contraire, toutes les informations financières aux présentes sont exprimées en dollars canadiens et établies selon les principes comptables généralement reconnus (PCGR) du Canada. Les commentaires et analyse par la direction présentés ci-après doivent être lus conjointement avec les états financiers consolidés intermédiaires de la Société et les notes s'y rapportant de même qu'avec les commentaires et analyse par la direction, les états financiers consolidés et les notes de la Société les plus récents présentés sur une base annuelle.

Nos secteurs d'activité

Les activités de Domtar sont réparties entre quatre secteurs : papiers, marchands de papier, bois et emballages.

Papiers

Nous sommes le troisième fabricant intégré et distributeur de papiers non couchés en Amérique du Nord. Nous exploitons six usines de pâte et papier au Canada et cinq aux États-Unis, dont la capacité de production annuelle totalise environ 2,8 millions de tonnes de papier. Ces exploitations sont complétées par des entrepôts et bureaux de vente occupant des positions stratégiques. Plus de 50 % de notre capacité de production de papier est située aux États-Unis où nous effectuons environ 85 % de nos ventes. Les papiers non couchés et couchés, nos principaux produits, sont utilisés comme papiers d'affaires, d'impression commerciale et de publication ainsi que pour des applications techniques et de spécialité. Le tableau ci-dessous illustre nos principaux produits de papier et notre capacité de production annuelle :

Catégories	Papiers d'affaires		Papiers d'impression commerciale et de publication			Papiers d'usage technique et de spécialité
Types	**Papiers non couchés**				**Papiers couchés**	**Papiers non couchés et couchés**
Qualités	Reprographie	Numérique haut de gamme / Technologie	Offset Transformation commerciale	Léger Opaque Édition, couverture et écriture	Léger Haut de gamme Ordinaire	Emballages souples Papiers abrasifs Papiers décoratifs Papiers numériques Papiers pour étiquettes Fournitures médicales jetables
Applications	Photocopies Documents de bureau Présentations		Dépliants Brochures Publipostage Impression commerciale Formulaires et enveloppes	Papeterie Brochures Rapports annuels Livres Catalogues	Brochures Rapports annuels Livres Magazines Catalogues	Emballages pour aliments et bonbons Blouses de chirurgien Notes autocollantes Papiers pour chèques sécurisés Papiers peints
Capacité*	Au 30 juin 2003 :		Environ 2,8 millions de tonnes			
	0,8 million de tonnes 29 %	0,2 million de tonnes 7 %	0,6 million de tonnes 22 %	0,4 million de tonnes 14 %	0,4 million de tonnes 14 %	0,4 million de tonnes 14 %

* La ventilation de la capacité de production peut varier d'une année à l'autre pour tirer profit des conditions des marchés.

Nos secteurs d'activité (suite)

Nos papiers sont vendus principalement par l'entremise d'un vaste réseau de marchands, appartenant à Domtar et autres indépendants, qui distribuent nos produits de papier à partir de plus de 350 établissements à l'échelle de l'Amérique du Nord. Nous vendons aussi nos produits à divers clients, notamment à des bureaux d'affaires, des fabricants de matériel de bureau, des commerçants au détail, des imprimeurs commerciaux, des éditeurs et des façonniers de papier. De plus, nous vendons la production de pâte excédant nos besoins internes. Nous achetons également de la pâte pour optimiser la production de papier et les frais de transport. Au 31 décembre 2002, notre position nette au chapitre de la pâte commerciale (les expéditions moins les achats) était d'environ 630 000 tonnes.

Notre secteur des papiers est le plus important et représentait 60 % de nos ventes nettes consolidées au premier semestre de 2003, ou 66 % incluant les ventes de papier Domtar par l'entremise de notre propre secteur des marchands de papier.

Marchands de papier

Notre secteur des marchands de papier effectue l'achat, l'entreposage, la vente et la distribution de différents produits fabriqués par nous, ainsi que par d'autres manufacturiers. Ces produits englobent les papiers d'affaires et d'impression commerciale, les fournitures d'arts graphiques et certains produits industriels. Nos marchands de papier canadiens exploitent un total de huit succursales situées dans l'Est du Canada (trois par Buntin Reid en Ontario, deux par JBR/La Maison du Papier au Québec et trois par The Paper House dans les provinces de l'Atlantique), tandis que *notre marchand de papier américain* (RIS Paper) *sert* un grand bassin de clients à partir de vingt centres situés dans les régions du Nord-Est, du Midwest et du centre du littoral de l'Atlantique des États-Unis. Notre secteur des marchands de papier représentait 22 % de nos ventes nettes consolidées au premier semestre de 2003, ou 16 % excluant les ventes de papier Domtar.

Bois

Notre secteur du bois comprend la fabrication et la commercialisation de bois d'œuvre et des produits dérivés du bois à valeur ajoutée, ainsi que la gestion des ressources forestières. Nous exploitons onze scieries, une usine de rabotage et une usine de seconde transformation, dont la capacité de production est de 1,2 milliard de pieds mesure de planche par année. De plus, nous détenons une participation dans trois entreprises (dont deux sont des coentreprises) qui fabriquent des produits de bois. Nous visons à maximiser l'utilisation des terrains forestiers dont nous sommes responsables par une gestion efficace et par l'application de pratiques certifiées d'aménagement forestier durable de manière à assurer un approvisionnement continu en bois pour nos besoins futurs. Notre secteur du bois représentait 7 % de nos ventes nettes consolidées au premier semestre de 2003.

Le 19 juin 2003, nous avons annoncé la conclusion d'une entente de principe avec Tembec Inc. (Tembec) dans le but de créer une coentreprise qui sera détenue à parts égales et qui englobera les activités d'exploitation forestière et de sciage de bois d'œuvre résineux (sapin, pin et épinette) des deux entreprises en Ontario et au Québec (à l'exception des activités de notre scierie à Lebel-sur-Quévillon). La coentreprise commercialisera également le bois d'œuvre résineux provenant des scieries de sapin, pin et épinette de Tembec en Colombie-Britannique et de notre scierie à Lebel-sur-Quévillon, en plus de gérer les opérations de cette dernière.

Nous prévoyons que la coentreprise générera des synergies annuelles de l'ordre de trente à quarante millions de dollars. La transaction est assujettie à certaines conditions telles une revue diligente, la négociation d'ententes définitives, ainsi que l'approbation des conseils d'administration des deux entreprises, des gouvernements et d'autres autorités réglementaires. La clôture de la transaction est prévue pour le, ou vers le, 30 septembre 2003.

Emballages

Notre secteur des emballages est constitué de notre participation de 50 % dans Norampac Inc. (Norampac), coentreprise entre Domtar Inc. et Cascades Inc. Le conseil d'administration de Norampac compte quatre représentants de Domtar Inc. et quatre de Cascades Inc. Le président du conseil est un représentant de Domtar Inc., tandis que le président et chef de la direction est un représentant de Cascades Inc. Les créanciers de Norampac n'ont aucun recours contre Domtar Inc. à l'égard de sa dette. Ainsi que l'exigent les PCGR du Canada, nous comptabilisons notre participation de 50 % dans Norampac selon la méthode de la consolidation proportionnelle.

Le réseau des 25 usines d'emballages en carton ondulé de Norampac, situé stratégiquement à l'échelle du Canada et comprenant des établissements aux États-Unis et au Mexique, offre des services complets de solutions d'emballages et fabrique une vaste gamme de produits. Ces exploitations sont entièrement intégrées sur une base directe ou indirecte avec les huit usines de cartons-caisses de Norampac (situées en Ontario, au Québec, en Colombie-Britannique, dans l'État de New York et dans le Nord de la France) dont la capacité de production annuelle combinée excède les 1,6 million de tonnes. Notre secteur des emballages représentait 11 % de nos ventes nettes consolidées au premier semestre de 2003.

Sommaire des résultats d'exploitation

Faits saillants financiers (en millions de dollars canadiens, sauf indication contraire)	Trois mois terminés le 30 juin 2003	2002	Six mois terminés le 30 juin 2003	2002
Ventes nettes	**1 240**	1 416	**2 536**	2 744
Bénéfice d'exploitation	**56**	118	**134**	150
Frais de fermeture – Papiers	**–**	–	**–**	45
Bénéfice d'exploitation excluant les Frais de fermeture – Papiers[1]	**56**	118	**134**	195
Bénéfice net	**8**	55	**35**	44
Bénéfice net par action (de base)	**0,03**	0,24	**0,15**	0,19
Bénéfice d'exploitation excluant les Frais de fermeture – Papiers par secteur :				
Papiers	**58**	60	**139**	123
Marchands de papier	**5**	7	**12**	14
Bois	**(20)**	33	**(41)**	23
Emballages	**13**	18	**24**	35
Total	**56**	118	**134**	195
Indice des prix de vente, avant l'impact des droits relatifs au bois d'œuvre (%)	**94**	94	**93**	93

Vue d'ensemble du deuxième trimestre de 2003 par rapport au deuxième trimestre de 2002

Ventes nettes de 1,2 milliard de dollars

Les ventes nettes ont totalisé 1 240 millions de dollars au deuxième trimestre de 2003, en baisse de 176 millions de dollars, soit 12 %, en regard des ventes nettes de 1 416 millions de dollars conclues au deuxième trimestre de 2002. Cette diminution s'explique, avant tout, par l'effet négatif de l'appréciation du dollar canadien, par la baisse des expéditions de la plupart de nos produits et par l'incidence nette des droits reliés au bois d'œuvre, soit 34 millions de dollars (y compris le renversement d'une provision de 28 millions de dollars pour des droits compensatoires et antidumping comptabilisé au deuxième trimestre de 2002). En outre, la hausse des prix de vente de la pâte et de certains produits de papier a été compensée par le fort recul des prix de vente du bois d'œuvre et la diminution des prix de vente des produits d'emballage. Dans l'ensemble, les prix nominaux de référence au deuxième trimestre de 2003 correspondaient à 94 % des prix moyens de cycle[2], soit le même taux qu'au trimestre correspondant de 2002, si l'on exclut l'incidence des droits reliés au bois d'œuvre.

Bénéfice d'exploitation de 56 millions de dollars

Le bénéfice d'exploitation a totalisé 56 millions de dollars au deuxième trimestre de 2003, en baisse de 62 millions de dollars, soit 53 %, par rapport au bénéfice d'exploitation de 118 millions de dollars enregistré à la même période une année plus tôt. Cette diminution de 62 millions de dollars s'explique, avant tout, par l'incidence nette des droits reliés au bois d'œuvre (34 millions de dollars) et par l'effet négatif de l'appréciation du dollar canadien déduction faite de l'incidence de notre programme de couverture (30 millions de dollars). Par ailleurs, les retombées positives de nos programmes d'amélioration de la qualité et de la rentabilité ont plus que compensé les conséquences négatives du fléchissement des expéditions de la plupart de nos produits et de la hausse des coûts de l'énergie.

Le coût des produits vendus a baissé de 102 millions de dollars au deuxième trimestre de 2003, soit 9 %, en regard du trimestre correspondant de 2002, à la suite, principalement, de l'effet de l'appréciation du dollar canadien sur nos charges d'exploitation aux États-Unis et du recul des expéditions, alliés aux retombées de nos programmes d'amélioration de la qualité et de la rentabilité. La diminution a été en partie annulée par la hausse des coûts de l'énergie.

[1] Le bénéfice d'exploitation excluant les Frais de fermeture – Papiers est une mesure non-conforme aux PCGR. Notre bénéfice d'exploitation déterminé conformément aux PCGR pour 2002 incluait les frais liés à la fermeture de certains établissements et machines du secteur du papier. En conséquence, nous estimons qu'il est utile d'informer les investisseurs sur un facteur important ayant influé négativement sur notre bénéfice d'exploitation déterminé selon les PCGR en 2002, mais non en 2003. Nous estimons également que le bénéfice d'exploitation excluant les Frais de fermeture – Papiers procure aux investisseurs une mesure du rendement utile pour comparer nos résultats d'exploitation entre les périodes sans tenir compte de ces coûts.
[2] Compte tenu d'un consensus d'analystes sur les prix normalisés au 30 novembre 2002 (voir « Analyse de sensibilité »).

Vue d'ensemble du deuxième trimestre de 2003 par rapport au deuxième trimestre de 2002 (suite)

Les frais de vente, généraux et d'administration ont baissé de 9 millions de dollars au deuxième trimestre de 2003, soit 11 %, par rapport à la même période en 2002. Cette diminution reflète l'effet de l'appréciation du dollar canadien sur nos coûts aux États-Unis, la diminution des charges au titre du régime de partage des profits des employés d'un trimestre à l'autre, un gain de un million de dollars provenant de l'évaluation du prix du marché de certains contrats de change qui ne sont pas considérés comme des opérations de couverture aux fins de la comptabilité lors du deuxième trimestre de 2003, ainsi que d'autres initiatives en matière de réduction des coûts.

Bénéfice net de 8 millions de dollars

Le bénéfice net s'est chiffré à 8 millions de dollars (0,03 $ par action ordinaire) au deuxième trimestre de 2003, par opposition à 55 millions de dollars (0,24 $ par action ordinaire) à la même période l'an dernier. Cette détérioration du bénéfice net d'un trimestre à l'autre est attribuable principalement aux facteurs précités, de même qu'à l'augmentation de la charge de financement au deuxième trimestre de 2003, découlant d'une charge de 10 millions de dollars (7 millions de dollars déduction faite des impôts ou 0,03 $ par action ordinaire) reliée à notre part de la prime payée et de la radiation de frais de financement de Norampac en ce qui concerne le refinancement de sa dette à long terme.

Comparaison du semestre terminé le 30 juin 2003 et du semestre terminé le 30 juin 2002

Ventes nettes de 2,5 milliards de dollars

Les ventes nettes ont totalisé 2 536 millions de dollars pour le semestre terminé le 30 juin 2003, en baisse de 208 millions de dollars, soit 8 %, en regard des ventes nettes de 2 744 millions de dollars conclues à la même période en 2002. Cette diminution s'explique, avant tout, par l'effet négatif de l'appréciation du dollar canadien et par l'incidence nette des droits reliés au bois d'œuvre, alliés au fléchissement des expéditions de papier. En outre, la hausse des prix de vente de la pâte et de certains produits de papier a été compensée par le fort recul des prix de vente du bois d'œuvre. Dans l'ensemble, les prix nominaux de référence au premier semestre de 2003 correspondaient à 93 % des prix moyens de cycle, soit le même taux qu'au semestre correspondant de 2002, si l'on exclut l'incidence des droits reliés au bois d'œuvre.

Bénéfice d'exploitation de 134 millions de dollars

Le bénéfice d'exploitation a totalisé 134 millions de dollars pour le semestre terminé le 30 juin 2003, en baisse de 16 millions de dollars, soit 11 %, par rapport au bénéfice d'exploitation de 150 millions de dollars enregistré lors de la même période une année plus tôt. Les résultats du premier trimestre de 2002 tenaient compte d'une charge de 45 millions de dollars (30 millions de dollars, déduction faite des impôts ou 0,13 $ par action ordinaire) reliée à la fermeture définitive de l'usine de papier à St. Catharines, en Ontario. Cette charge incluait une somme de 14 millions de dollars pour la dévaluation de terrains, de bâtiments et de matériel à leur valeur de réalisation estimative, et une somme de 31 millions de dollars pour autres engagements et éventualités. Ces frais de fermeture sont désignés sous les termes « Frais de fermeture – Papiers ». Abstraction faite des Frais de fermeture – Papiers, la diminution du bénéfice d'exploitation totalise 61 millions de dollars. Cette diminution s'explique en grande partie par les résultats obtenus au deuxième trimestre mentionnés ci-dessus.

Le coût des produits vendus a baissé de 130 millions de dollars, soit 6 %, au premier semestre de 2003 par rapport à la même période en 2002, à cause, principalement, de l'effet de l'appréciation du dollar canadien sur nos charges d'exploitation aux États-Unis et du fléchissement des expéditions, ainsi que des retombées de nos programmes d'amélioration de la qualité et de la rentabilité. Cette baisse a été atténuée par la hausse des coûts de l'énergie et de la fibre achetée.

Les frais de vente, généraux et d'administration ont baissé de 16 millions de dollars, soit 10 %, au premier semestre de 2003 par comparaison avec la même période un an plus tôt. Cette diminution reflète, principalement, l'inclusion d'un gain de six millions de dollars provenant de l'évaluation à la valeur du marché de certains contrats de change qui ne sont pas considérés comme des opérations de couverture aux fins de la comptabilité lors du premier semestre de 2003, de même que l'effet de l'appréciation du dollar canadien sur nos coûts aux États-Unis.
La diminution des charges au titre du régime de partage des profits des employés au premier semestre de 2003 comparativement à la même période l'année dernière, ainsi que d'autres initiatives prises afin de réduire les coûts au cours des six premiers mois de 2003, ont également contribué à la baisse des frais de vente, généraux et d'administration.

Papiers

Bénéfice net de 35 millions de dollars

Le bénéfice net a totalisé 35 millions de dollars, soit 0,15 $ par action ordinaire, au premier semestre de 2003, par rapport à 44 millions de dollars, soit 0,19 $ par action ordinaire à la même période en 2002. Cette diminution est attribuable aux facteurs précités, de même qu'à l'inclusion, dans la charge de financement pour le premier semestre de 2003, d'un montant de 10 millions de dollars (7 millions de dollars, déduction faite des impôts ou 0,03 $ par action ordinaire) relié à notre part de la prime payée et de la radiation de frais de financement de Norampac en ce qui concerne le refinancement de sa dette à long terme.

Information choisie (en millions de dollars canadiens, sauf indication contraire)	Trois mois terminés le 30 juin		Six mois terminés le 30 juin	
	2003	2002	**2003**	2002
Ventes nettes	**741**	790	**1 513**	1 580
Bénéfice d'exploitation	**58**	60	**139**	78
Frais de fermeture – Papiers	**–**	–	**–**	45
Bénéfice d'exploitation excluant les Frais de fermeture – Papiers	**58**	60	**139**	123
Expéditions :				
Papier (milliers de TC)	**634**	641	**1 261**	1 297
Pâte (milliers de TCSA)	**189**	208	**396**	388
Éventail de produits expédiés (%) :				
Papiers pour reprographie et offset	**54**	51	**54**	55
Papiers non couchés d'impression et de publication et papiers numériques haut de gamme	**23**	25	**23**	18
Papiers couchés d'impression commerciale et de publication	**12**	13	**12**	12
Papiers d'usage technique et de spécialité	**11**	11	**11**	15
Total	**100**	100	**100**	100
Prix nominaux de référence[1] :				
Papiers pour reprographie, feuille 20 lb ($ US/tonne)	**787**	780	**790**	770
Papiers offset, rouleaux 50 lb ($ US/tonne)	**653**	690	**663**	683
Papiers couchés d'impression, n° 3, rouleaux 60 lb ($ US/tonne)	**815**	740	**813**	780
Pâte KBRN ($ US/TMSA)	**580**	482	**544**	481
Pâte KBFN ($ US/TMSA)	**555**	445	**520**	435
Indice des prix de vente – secteur des papiers (%)	**94**	92	**93**	92

Ventes et bénéfice d'exploitation

Les ventes nettes du secteur des papiers se sont chiffrées à 741 millions de dollars au deuxième trimestre de 2003, en baisse de 49 millions de dollars, soit 6 %, par rapport aux ventes nettes du deuxième trimestre de 2002. Cette baisse est imputable, avant tout, à l'effet défavorable de l'appréciation du dollar canadien et à la diminution des expéditions, facteurs atténués par le relèvement des prix de vente réalisés des pâtes et de certains produits de papier. Sur une base semestrielle, les ventes nettes de pâte et de papier ont baissé de 67 millions de dollars en 2003, soit 4 %, comparativement à la même période en 2002, pour les raisons précitées.

Le bénéfice d'exploitation du secteur des papiers a totalisé 58 millions de dollars au deuxième trimestre de 2003, contre 60 millions de dollars au deuxième trimestre de 2002. Le relèvement des prix de vente des pâtes et de certains produits de papier, ainsi que les gains découlant de nos programmes d'amélioration de la qualité et de la rentabilité, nous ont permis de maintenir notre rendement dans ce secteur en dépit de l'effet défavorable de l'appréciation du dollar canadien, de la hausse des coûts de la fibre achetée et de l'énergie, et du recul des expéditions.

[1] Source : *Pulp & Paper Week.*

Papiers
(suite)

Le bénéfice d'exploitation s'est établi à 139 millions de dollars au premier semestre de 2003, contre 78 millions de dollars en 2002 (ou 123 millions de dollars, abstraction faite des Frais de fermeture – Papiers reliés à la fermeture de l'usine de papier à St. Catharines). Cette hausse de 16 millions de dollars, soit 13 %, est attribuable au relèvement des prix de vente des pâtes et de certains produits de papier, ainsi qu'aux gains découlant de nos programmes d'amélioration de la qualité et de la rentabilité, facteurs en partie annulés par l'effet défavorable de l'appréciation du dollar canadien, la hausse des coûts de l'énergie et le recul des expéditions.

Conjoncture des prix

La hausse de nos prix de vente moyens réalisés au deuxième trimestre de 2003 dans notre secteur des papiers, comparativement au deuxième trimestre de 2002, a été inférieure à celle des prix nominaux de référence. En fait, nos prix de vente moyens réalisés dans notre secteur des papiers ont augmenté de 45 $ US la tonne au deuxième trimestre de 2003, comparativement au deuxième trimestre de 2002, tandis que les prix nominaux de référence ont augmenté de 51 $ US la tonne pendant la même période. Sur une base semestrielle, nos prix de vente moyens réalisés ont augmenté de 44 $ US la tonne, tandis que les prix nominaux de référence ont augmenté de 36 $ US la tonne pendant la même période.

Nos prix de vente moyens réalisés au deuxième trimestre de 2003 dans le cas du papier pour reprographie 20 lb (papiers d'affaires) et des rouleaux de papier offset 50 lb (papiers d'impression commerciale et de publication non couchés) ont baissé, en moyenne, de 18 $ US la tonne comparativement à la période correspondante de 2002. Les prix nominaux de référence ont baissé, en moyenne, de 15 $ US la tonne pendant la même période. Pour le semestre terminé le 30 juin 2003, nos prix de vente moyens réalisés des rouleaux de papier offset 50 lb et du papier pour reprographie 20 lb, ainsi que les prix nominaux de référence, ont été relativement stagnants comparativement à la même période une année plus tôt.

Une majoration additionnelle de 40 $ US la tonne métrique a été appliquée aux prix de la pâte de feuillus et de résineux le 1er avril 2003 après des majorations successives de 20 $ US la tonne métrique le 1er février 2003 et de 40 $ US la tonne métrique le 1er mars 2003. Nos prix de vente moyens réalisés de la pâte kraft blanchie de résineux du Nord (KBRN) et de la pâte kraft blanchie de feuillus du Nord (KBFN) ont augmenté, en moyenne, de 92 $ US la tonne métrique au deuxième trimestre de 2003 comparativement au même trimestre en 2002, tandis que les prix nominaux de référence ont augmenté de 104 $ US la tonne métrique pendant la même période. Sur une base semestrielle, nos prix de vente moyens réalisés de la pâte KBRN et de la pâte KBFN ont augmenté, en moyenne, de 73 $ US la tonne métrique en 2003 par rapport à 2002, tandis que les prix nominaux de référence ont augmenté de 74 $ US la tonne métrique pendant la même période. Le 1er juillet 2003, nous avons annoncé une baisse de 30 $ US la tonne métrique de nos prix de la pâte de résineux et de feuillus. Il s'agit de la première diminution de prix depuis décembre 2002.

Exploitation

Au deuxième trimestre de 2003, nous avons procédé à des arrêts de production liés aux conditions du marché de sorte que nous avons réduit de 17 600 tonnes la production de papier, ce qui représente environ 3 % de notre capacité de production au deuxième trimestre de 2003. Nous n'avons procédé à aucun arrêt de production de pâte relié aux conditions du marché pendant le deuxième trimestre de 2003. Sur une base semestrielle, nous avons réduit de 36 200 tonnes la production de papier et de 19 000 tonnes la production de pâte en 2003. Ces réductions reflètent notre engagement à ajuster la production en fonction des besoins de nos clients. En 2002, nous avions procédé à des arrêts de production liés aux conditions du marché qui avaient réduit de 6 000 tonnes la production de papier et de 20 000 tonnes la production de pâte au deuxième trimestre de l'année, et de 44 000 tonnes la production de papier et de 38 000 tonnes la production de pâte au premier semestre de l'année.

À la suite des arrêts de production liés aux conditions du marché et à l'entretien ainsi qu'au ralentissement de la production et à des interruptions, le ratio des expéditions par rapport à la capacité de production de Domtar s'est chiffré à 93 % pour le trimestre courant comparativement à 95 % au trimestre correspondant de l'année dernière, et s'est chiffré à 92 % pour le premier semestre de 2003, en regard de 96 % au semestre correspondant de 2002.

Le 26 juin 2003, nous avons annoncé d'autres compressions dans quatre usines au cours du mois de juillet afin d'ajuster notre production aux besoins de nos clients. Les usines visées étaient celles de Cornwall, Port Edwards, Port Huron et Woodland. En juillet 2003, nous avons réduis notre production de 15 000 tonnes de papier et 7 000 tonnes de pâte commerciale.

Au cours du deuxième trimestre de 2003, nous avons aussi continué de concentrer nos efforts sur nos programmes d'amélioration de la qualité et de la rentabilité.

Marchands de papier

Information choisie (en millions de dollars canadiens)	Trois mois terminés le 30 juin		Six mois terminés le 30 juin	
	2003	2002	**2003**	2002
Ventes nettes	**265**	298	**565**	597
Bénéfice d'exploitation	**5**	7	**12**	14

Ventes et bénéfice d'exploitation

Les ventes nettes du secteur des marchands de papier se sont chiffrées à 265 millions de dollars au deuxième trimestre de 2003, reflétant une diminution de 33 millions de dollars, soit 11 %, comparativement à la même période en 2002. Cette diminution s'explique par l'érosion des prix imputable aux pressions du marché sur les réseaux des marchands, alliée à la fluctuation des taux de change sur la conversion des ventes libellées en dollars US par nos marchands de papier aux États-Unis. Les volumes de ventes au deuxième trimestre étaient comparables aux volumes de ventes enregistrés au trimestre correspondant de l'année précédente. Les ventes nettes ont totalisé 565 millions de dollars au premier semestre de 2003 comparativement à 597 millions de dollars à la même période en 2002. La baisse de 32 millions de dollars, soit 5 %, est due surtout aux facteurs qui ont influencé les résultats au deuxième trimestre. Les volumes de ventes à ce jour en 2003 se sont légèrement accrus comparativement à la même période en 2002.

Le bénéfice d'exploitation s'est établi à 5 millions de dollars (reflétant une marge d'exploitation de 1,9 %) au deuxième trimestre de 2003, comparativement à 7 millions de dollars au trimestre correspondant de 2002 (reflétant une marge d'exploitation de 2,3 %). Ce recul du bénéfice d'exploitation et de la marge correspondante s'explique par la baisse du bénéfice brut attribuable à l'érosion des prix de certains produits de papier, à une modification du bassin de nos clients, ainsi qu'aux réductions de valeur des stocks comptabilisées pendant le trimestre afin de refléter la baisse des prix de certains produits de papier. Le bénéfice d'exploitation de 12 millions de dollars reflète une marge d'exploitation de 2,1 % pour le premier semestre de 2003, comparativement à 14 millions de dollars, reflétant une marge de 2,3 %, pour la même période en 2002. Cette diminution est principalement imputable aux facteurs qui ont influencé les résultats du deuxième trimestre.

Bois

Information choisie (en millions de dollars canadiens, sauf indication contraire)	Trois mois terminés le 30 juin		Six mois terminés le 30 juin	
	2003	2002	**2003**	2002
Ventes nettes	**86**	167	**166**	271
Bénéfice (perte) d'exploitation	**(20)**	33	**(41)**	23
Expéditions (millions de pieds mesure de planche)	**259**	306	**486**	530
Éventail de produits expédiés (%) :				
Longueurs assorties	**43**	40	**43**	43
Colombages	**34**	37	**35**	35
Valeur ajoutée	**18**	16	**17**	15
Industriel	**5**	7	**5**	7
Total	**100**	100	**100**	100
Prix nominaux de référence[1] :				
Bois d'œuvre 2x4 longueurs assorties n° 1 et n° 2 ($ US/Mpmp)	**306**	361	**306**	357
Bois d'œuvre 2x4x8 colombages ($ US/Mpmp)	**318**	366	**316**	361
Indice des prix de vente – secteur du bois, avant l'impact des droits relatifs au bois d'œuvre (%)	**88**	102	**88**	101

[1] Source : *Random Lengths.*

Bois
(suite)

Ventes et bénéfice d'exploitation
Les ventes nettes du secteur du bois ont totalisé 86 millions de dollars au deuxième trimestre de 2003, soit une diminution de 81 millions de dollars comparativement au deuxième trimestre de 2002. Cette baisse s'explique par l'incidence nette des droits reliés au bois d'œuvre de 34 millions de dollars (y compris le renversement de la provision de 28 millions de dollars pour les droits compensatoires et antidumping imposés sur le bois d'œuvre résineux exporté aux États-Unis au deuxième trimestre de 2002), le recul des expéditions, la diminution des prix de vente, ainsi que l'effet défavorable de l'appréciation du dollar canadien. Les ventes nettes ont totalisé 166 millions de dollars pour le premier semestre de 2003, contre 271 millions de dollars à la même période en 2002. Cette diminution de 105 millions de dollars est principalement attribuable aux facteurs précités.

Des dépôts en espèces de 11 millions de dollars ont été versés relativement à nos exportations de bois d'œuvre résineux aux États-Unis au cours du deuxième trimestre de 2003 (ou 19 millions de dollars au premier semestre de 2003), comparativement à 5 millions de dollars au cours de la période correspondante de 2002 (ou 5 millions de dollars au premier semestre de 2002). Depuis le 22 mai 2002, des dépôts en espèces de 50 millions de dollars ont été faits et passés en charges par Domtar en raison des droits compensatoires et antidumping.

La perte d'exploitation s'est chiffrée à 20 millions de dollars au deuxième trimestre de 2003 (ou 9 millions de dollars, abstraction faite de l'incidence des droits reliés au bois d'œuvre), par opposition au bénéfice d'exploitation de 33 millions de dollars enregistré au même trimestre en 2002 (ou 10 millions de dollars, abstraction faite de l'incidence des droits reliés au bois d'œuvre). Cette détérioration de 19 millions de dollars dans le bénéfice d'exploitation, abstraction faite de l'incidence des droits reliés au bois d'œuvre, est due principalement à une baisse de 21 millions de dollars des prix de vente du bois d'œuvre, à l'effet défavorable de l'appréciation du dollar canadien et au recul des expéditions, facteurs atténués par les gains découlant de nos initiatives en matière de réduction des coûts.

Conjoncture des prix
La baisse de nos prix de vente moyens réalisés, avant l'impact des droits reliés au bois d'œuvre, au deuxième trimestre de 2003 a été supérieure à celle des prix nominaux de référence, comparativement au deuxième trimestre de 2002. Nos prix de vente moyens réalisés des colombages 2x4 livrés aux Grands Lacs au deuxième trimestre ont baissé de 57 $ US le millier de pieds mesure de planche et nos prix de vente moyens réalisés des longueurs assorties ont baissé de 64 $ US le millier de pieds mesure de planche comparativement au trimestre correspondant de 2002, tandis que les prix nominaux de référence des colombages 2x4 livrés aux Grands Lacs et des longueurs assorties ont baissé de 48 $ US le millier de pieds mesure de planche et de 55 $ US le millier de pieds mesure de planche respectivement au cours de la même période. La baisse supérieure s'explique par le fait que les prix nominaux de référence ont augmenté significativement à la fin du présent trimestre, alors que nos prix de vente moyens réalisés ne reflèteront cette augmentation qu'au troisième trimestre de 2003 pour cause d'éléments de démarcation. Pour le premier semestre de 2003, nos prix de vente moyens réalisés des colombages 2x4 livrés aux Grands Lacs ont baissé de 40 $ US le millier de pieds mesure de planche et nos prix de vente moyens réalisés des longueurs assorties ont baissé de 50 $ US le millier de pieds mesure de planche par rapport aux prix obtenus au semestre correspondant de 2002. Cette diminution est relativement cohérente avec celle des prix nominaux de référence au cours de la même période.

Exploitation
En juin 2002, nous avons pris la décision de suspendre l'exploitation des scieries à Sainte-Marie et à Sainte-Aurélie pour une période indéterminée en raison du conflit canado-américain sur le bois d'œuvre résineux. La scierie à Sainte-Marie a repris toutes ses activités le 20 mai 2003. En juillet 2002, nous avons cessé l'exploitation de la scierie à Grand-Remous à la suite d'un conflit entre la *Barriere Lake First Nation* et les gouvernements du Québec et du Canada. Le conflit a été réglé, et la scierie de Grand-Remous a repris toutes ses activités le 28 avril 2003.

Les fermetures habituelles de deux semaines pour la période des Fêtes aux scieries à Lebel-sur-Quévillon, à Matagami et à Malartic ont été prolongées de deux autres semaines dans le but d'éviter l'accumulation des stocks dans un contexte de baisse des prix. Les activités de ces scieries ont repris le 20 janvier 2003. Les scieries de l'Ontario ont aussi effectué des arrêts de production liés aux conditions du marché en janvier 2003. Par conséquent, la production a baissé d'environ 24 millions de pieds mesure de planche de bois d'œuvre au premier trimestre de 2003.

Emballages

En mars 2003, nous avons vendu l'établissement de bois d'œuvre de feuillus à Sault Ste-Marie et en avril 2003, nous avons vendu l'établissement de seconde transformation à Daveluyville, à la suite d'une décision prise en novembre 2002 de fermer ces établissements en raison de conditions de marché difficiles.

Le 23 juin 2003, nous avons interrompu la production à la scierie de White River en Ontario pour une période prévue de six mois en raison de conditions de marché difficiles attribuables à la surcapacité au sein du marché nord-américain et au conflit canado-américain sur le bois d'œuvre résineux.

En dépit d'un environnement difficile dans le secteur du bois, nous poursuivons la réalisation de notre programme de modernisation des scieries visant à accroître la rentabilité. Au premier semestre de 2003, les scieries à Elk Lake, Val-d'Or, Timmins, Chapleau, Malartic, Matagami et Grand-Remous affichaient des gains de productivité.

	Trois mois terminés le 30 juin		Six mois terminés le 30 juin	
Information choisie (en millions de dollars canadiens, sauf indication contraire)	**2003**	2002	**2003**	2002
Ventes nettes	**148**	161	**292**	296
Bénéfice d'exploitation	**13**	18	**24**	35
Expéditions[1] :				
Cartons-caisses (milliers de TC)	**78**	93	**161**	172
Cartonnages ondulés (millions de pieds carrés)	**1 737**	1 703	**3 287**	3 166
Prix nominaux de référence[2] :				
Papier couverture kraft non-blanchi, 42 lb Est ($US/tonne)	**425**	415	**427**	416
Indice des prix de vente – secteur des emballages (%)	**103**	100	**103**	100

Ventes et bénéfice d'exploitation

Notre quote-part de 50 % des ventes nettes de Norampac s'est établie à 148 millions de dollars au deuxième trimestre de 2003, en baisse de 13 millions de dollars, soit 8 %, par rapport au même trimestre en 2002. Cette baisse est, avant tout, attribuable aux prix de vente moindres des produits en carton ondulé et des cartons-caisses dus à l'effet défavorable de l'appréciation du dollar canadien, ainsi qu'au recul des expéditions de ces produits, abstraction faite des établissements acquis récemment. Sur une base semestrielle, notre quote-part de 50 % des ventes nettes de Norampac s'est chiffrée à 292 millions de dollars en 2003, comparativement à 296 millions de dollars à la période correspondante de 2002, ce qui représente une baisse de 4 millions de dollars ou 1 %. Cette diminution peut s'expliquer par les facteurs précités, mais dans une moindre mesure sur une base semestrielle.

Notre quote-part de 50 % du bénéfice d'exploitation de Norampac s'est chiffrée à 13 millions de dollars, représentant une diminution de 5 millions de dollars, soit 28 %, comparativement au bénéfice d'exploitation de 18 millions de dollars enregistré au deuxième trimestre de 2002. Cette baisse s'explique par les prix de vente moindres des boîtes en carton ondulé et des cartons-caisses dus à l'effet défavorable de l'appréciation du dollar canadien, le recul des expéditions, abstraction faite des établissements acquis récemment, ainsi que la hausse des coûts de la fibre achetée et de l'énergie. Notre quote-part du bénéfice d'exploitation de Norampac s'est établie à 24 millions de dollars au premier semestre de 2003, comparativement à 35 millions de dollars à la même période en 2002. Cette baisse de 11 millions de dollars peut s'expliquer par les prix de vente moindres des boîtes en carton ondulé et des cartons-caisses dus à l'effet défavorable de l'appréciation du dollar canadien, ainsi que par la hausse des coûts de la fibre et de l'énergie.

[1] Soit 50 % des expéditions aux clients externes de Norampac.
[2] Source : *Pulp & Paper Week*.

Emballages (suite)

Conjoncture des prix

Les prix nominaux de référence du papier couverture kraft ont augmenté de 10 $ US la tonne au deuxième trimestre de 2003 comparativement au deuxième trimestre de 2002, alors que les prix de vente moyens réalisés des cartons-caisses de Norampac ont diminué de 19 $ CA la tonne au cours de la même période. Cette incohérence (une augmentation au niveau des prix nominaux de référence et une diminution au niveau des prix de vente moyens réalisés) résulte du fait que les prix de vente moyens réalisés de Norampac au Canada, où s'effectuent la majorité des ventes de Norampac, ont été défavorablement touchés par l'appréciation du dollar canadien, alors que les prix nominaux de référence sont publiés en dollars américains et donc, ne sont pas touchés par des variations de taux de change. Sur une base semestrielle, la baisse des prix de vente moyens de Norampac en regard de la période correspondante en 2002 était également incohérente avec l'augmentation des prix nominaux de référence pour la même période pour les raisons précitées. Les prix de vente moyens des cartons-caisses de Norampac ont baissé de 10 $ CA la tonne au premier semestre de 2003 comparativement à la même période en 2002, tandis que les prix nominaux de référence du papier couverture kraft ont augmenté de 11 $ US la tonne pendant la même période. Les prix de vente nets des boîtes en carton ondulé ont baissé de 9 % au deuxième trimestre de 2003 en regard de la période correspondante de 2002 et de 7 % au premier semestre de 2003 par rapport à la même période en 2002.

Exploitation

Au deuxième trimestre de 2003, Norampac a procédé à des arrêts de production liés aux conditions du marché dans ses usines de cartons-caisses pour un total de 36 000 tonnes par rapport à 24 000 tonnes lors de la période comparable en 2002. Ces arrêts reflètent l'engagement de Norampac à ajuster sa production aux besoins de la clientèle. Sur une base semestrielle, Norampac a réduit sa production de 64 000 tonnes en 2003, comparativement à 56 000 tonnes lors de la période correspondante de 2002.

Charge de financement et impôts sur les bénéfices

Charge de financement

Au deuxième trimestre de 2003, la charge de financement s'est chiffrée à 48 millions de dollars, soit 5 millions de dollars de plus qu'à la période correspondante de 2002. Cette hausse est attribuable à une charge de 10 millions de dollars reliée à notre part de la prime payée pour le rachat d'une dette et de la radiation des frais de financement connexes relativement au refinancement de la presque totalité de l'encours des facilités de crédit et des billets de premier rang de Norampac pendant le deuxième trimestre de 2003. L'augmentation des frais de financement a été atténuée par la baisse générale du solde de la charge de financement de Domtar, baisse qui reflète les effets du recul des taux d'intérêt, des variations de taux de change, de même que de la diminution du niveau d'endettement. Sur une base semestrielle, la charge de financement a totalisé 89 millions de dollars en 2003, soit 79 millions de dollars, abstraction faite de l'effet du refinancement de Norampac, comparativement à 95 millions de dollars pour les six premiers mois de 2002. Cette baisse de 16 millions de dollars est due à la diminution du niveau d'endettement, au fléchissement des taux d'intérêt et à l'effet de l'appréciation du dollar canadien.

Impôts sur les bénéfices

Nos impôts sur les bénéfices se sont chiffrés à 1 million de dollars au deuxième trimestre de 2003, reflétant un taux d'imposition effectif de 11,1 %, par opposition aux impôts sur les bénéfices de 21 millions de dollars, soit un taux d'imposition effectif de 27,6 %, lors de la période correspondante en 2002. La réduction du taux d'imposition effectif en 2003 est le résultat de la baisse générale des bénéfices et de différences dans les taux d'imposition applicables à nos filiales étrangères. Sur une base semestrielle, nos impôts sur les bénéfices se sont chiffrés à 12 millions de dollars, reflétant un taux d'imposition effectif de 25,5 %, comparativement aux impôts sur les bénéfices de 13 millions de dollars, soit un taux d'imposition effectif de 22,8 % pour la même période en 2002.

Bilan

Notre actif total consolidé s'est établi à 6 329 millions de dollars au 30 juin 2003, comparativement à 6 847 millions de dollars au 31 décembre 2002. Les débiteurs se sont chiffrés à 333 millions de dollars au 30 juin 2003, en hausse de 29 millions de dollars par rapport à 304 millions de dollars au 31 décembre 2002. Cette augmentation reflète les incidences saisonnières pendant la dernière partie du quatrième trimestre de 2002, atténuées par l'effet de l'appréciation du dollar canadien sur la participation retenue, libellée en dollars US, des débiteurs vendus dans le cadre de notre programme de titrisation et sur les débiteurs libellés en dollars US. Au 30 juin 2003, les stocks totalisaient 695 millions de dollars, en

baisse de 41 millions de dollars, comparativement à 736 millions de dollars au 31 décembre 2002. Cette diminution reflète la nature cyclique de nos exploitations forestières, les arrêts de production reliés aux conditions du marché auxquels notre secteur des papiers a procédé pendant le premier semestre de 2003 afin d'ajuster notre production aux besoins des clients, ainsi que l'incidence de la réévaluation des stocks et l'effet de l'appréciation du dollar canadien. Les terrains, bâtiments et matériel ont totalisé 4 904 millions de dollars au 30 juin 2003, par rapport à 5 387 millions de dollars au 31 décembre 2002. Cette baisse de 483 millions de dollars s'explique surtout par l'effet de l'appréciation du dollar canadien et par des dépenses en immobilisations moindres que la charge d'amortissement enregistrée. Les autres éléments d'actif se sont chiffrés à 189 millions de dollars au 30 juin 2003, en regard de 205 millions de dollars au 31 décembre 2002. Cette diminution de 16 millions de dollars est due surtout au reclassement de 11 millions de dollars de prêts destinés à l'achat d'actions au poste Actions ordinaires.

Les comptes fournisseurs et autres créditeurs se sont chiffrés à 639 millions de dollars au 30 juin 2003, en baisse de 110 millions de dollars par rapport à 749 millions de dollars au 31 décembre 2002. Cette réduction s'explique surtout par la diminution des charges au titre du régime de partage des profits des employés, par l'incidence du moment où les achats et les paiements ont été faits, par l'effet de l'appréciation du dollar canadien sur nos comptes fournisseurs et autres créditeurs libellés en dollars US, ainsi que par la baisse des intérêts courus sur la dette à long terme. La dette à long terme au 30 juin 2003 (incluant la tranche de la dette échéant à moins d'un an) a été ramenée à 2 182 millions de dollars, comparativement à 2 514 millions de dollars au 31 décembre 2002. Cette baisse reflète principalement la valeur moindre en dollars canadiens de notre dette libellée en dollars US en raison de l'effet de l'appréciation du dollar canadien et des remboursements effectués pendant la période. Les redressements cumulés de conversion des devises étrangères représentent une somme négative de 105 millions de dollars au 30 juin 2003, en baisse de 107 millions de dollars par rapport au solde au 31 décembre 2002. Cette diminution reflète principalement l'effet net de l'appréciation du dollar canadien sur l'actif net de nos filiales américaines autonomes, soit 305 millions de dollars, déduction faite de l'effet de l'appréciation du dollar canadien sur la dette à long terme désignée comme couverture de cet actif, soit 220 millions de dollars, et de son effet correspondant sur les impôts sur les bénéfices, soit 22 millions de dollars. De fait, si nous n'avions pas désigné certaines dettes à long terme comme couverture de nos investissements nets dans des filiales étrangères autonomes, le gain net non réalisé de 198 millions de dollars, présentement enregistré dans le poste Redressements cumulés de conversion de devises étrangères, aurait été reflété dans nos bénéfices pour le semestre terminé le 30 juin 2003. Le montant correspondant pour le trimestre terminé le 30 juin 2003 est de 94 millions de dollars.

Liquidités et ressources financières

Information choisie (en millions de dollars canadiens)	Trois mois terminés le 30 juin **2003**	2002	Six mois terminés le 30 juin **2003**	2002
Flux de trésorerie provenant des activités d'exploitation avant les variations des éléments du fonds de roulement et autres éléments	**112**	172	**245**	290
Variations des éléments du fonds de roulement et autres éléments	**33**	85	**(124)**	(32)
Flux de trésorerie provenant des activités d'exploitation	**145**	257	**121**	258
Acquisitions nettes de terrains, bâtiments et matériel	**(43)**	(44)	**(84)**	(82)
Flux de trésorerie disponibles[1]	**102**	213	**37**	176
			Le 30 juin **2003**	Le 31 déc. 2002
Ratio de la dette nette aux capitaux totaux (en %)			**47**	49

[1] Les flux monétaires disponibles sont une mesure non-conforme aux PCGR, que nous définissons comme la somme qui correspond à l'excédent des flux monétaires provenant des activités d'exploitation au sens des PCGR sur les acquisitions nettes de terrains, bâtiments et matériel au sens des PCGR. Notre définition peut être différente de celle des flux monétaires disponibles déclarés par d'autres entreprises. Nous estimons que les flux monétaires disponibles sont un indicateur fréquemment utilisé par les investisseurs pour évaluer la capacité d'une entreprise de s'acquitter du service de sa dette.

Liquidités et ressources financières (suite)

Nos principaux besoins en liquidités ont trait au fonds de roulement, aux dépenses en immobilisations, ainsi qu'aux paiements du capital et des intérêts sur la dette. Nous prévoyons nous procurer les liquidités dont nous avons besoin surtout au moyen des fonds autogénérés liés à nos exploitations et, dans la mesure nécessaire, au moyen d'emprunts en vertu de notre facilité de crédit renouvelable. Nous avons aussi la capacité de financer nos besoins en liquidités par l'émission de titres de dette ou d'actions.

Activités d'exploitation

Nos flux de trésorerie provenant des activités d'exploitation au deuxième trimestre de 2003 se sont établis à 145 millions de dollars, par comparaison à 257 millions de dollars lors de la même période de l'année précédente. Cette diminution est attribuable à la baisse du bénéfice net et aux besoins plus élevés en fonds de roulement comparativement au deuxième trimestre de 2002. Les flux de trésorerie provenant des activités d'exploitation au premier semestre de 2003 se sont chiffrés à 121 millions de dollars par rapport à 258 millions de dollars lors de la même période une année plus tôt. Le premier semestre de l'année se ressent généralement de besoins saisonniers élevés en fonds de roulement. Au 30 juin 2003, l'incidence hors bilan du programme de titrisation des débiteurs représentait 227 millions de dollars, comparativement à 263 millions de dollars au 31 décembre 2002. Nous prévoyons poursuivre la vente de débiteurs sur une base continue en raison des taux d'escompte intéressants. Si nous décidions de mettre fin à ces programmes, nos besoins aux chapitres du fonds de roulement et de la dette bancaire augmenteraient. La vente de débiteurs est conditionnelle au fait que Domtar maintienne des cotes de crédit spécifiées.

Activités d'investissement

Nos flux de trésorerie affectés aux activités d'investissement au deuxième trimestre de 2003 se sont chiffrés à 53 millions de dollars, contre 42 millions de dollars à la même période en 2002. Nos activités d'investissement au deuxième trimestre de 2003 incluaient notre part des acquisitions faites par Norampac. Les flux de trésorerie affectés aux activités d'investissement ont totalisé 94 millions de dollars pour le premier semestre de 2003, comparativement à 106 millions de dollars pour la même période en 2002. Norampac a fait des acquisitions plus importantes au premier semestre de 2002 qu'au premier semestre de 2003.

La valeur nette de nos acquisitions de terrains, bâtiments et matériel s'est établie à 43 millions de dollars au deuxième trimestre de 2003 et à 84 millions de dollars au premier semestre de la même année. La valeur de ces acquisitions nettes est demeurée essentiellement inchangée en 2003 par rapport à 2002, tant sur une base trimestrielle que sur une base semestrielle. Nous avons l'intention de limiter nos dépenses en immobilisations annuelles au cours d'un cycle économique à 75 % de l'amortissement, soit à environ 290 millions de dollars en 2003, dont environ 140 millions de dollars pour les dépenses en immobilisations affectées au maintien à long terme de nos équipements.

Nos flux de trésorerie disponibles (flux de trésorerie provenant des activités d'exploitation, moins les acquisitions nettes de terrains, bâtiments et matériel) ont totalisé 102 millions de dollars au deuxième trimestre de 2003, comparativement à 213 millions de dollars à la période correspondante de 2002. La baisse des flux de trésorerie disponibles d'un trimestre à l'autre est attribuable à la diminution des flux de trésorerie liés aux activités d'exploitation, étant donné que le niveau des dépenses en immobilisations est relativement stable d'une période à l'autre. Sur une base semestrielle, les flux de trésorerie disponibles ont totalisé 37 millions de dollars en 2003 comparativement à 176 millions de dollars en 2002 en raison des facteurs expliqués ci-dessus.

Activités de financement

Nos flux de trésorerie affectés aux activités de financement au deuxième trimestre de 2003 se sont chiffrés à 106 millions de dollars par opposition à 216 millions de dollars à la même période en 2002. Au premier semestre de 2003, nos flux de trésorerie affectés aux activités de financement se sont établis à 26 millions de dollars, contre 124 millions de dollars à la période correspondante de 2002. Pour ces deux périodes comparatives, les baisses des flux de trésorerie affectés aux activités de financement sont attribuables aux remboursements nets moins élevés de la dette à long terme en 2003 par rapport à 2002.

Notre ratio de la dette nette aux capitaux totaux était de 47 % au 30 juin 2003, en baisse par rapport à 49 % au 31 décembre 2002. L'endettement net, y compris notre quote-part de 50 % dans l'endettement net de Norampac, soit 210 millions de dollars, s'élevait à 2 172 millions de dollars au 30 juin 2003. Par comparaison, au 31 décembre 2002, l'endettement net était de 2 496 millions de dollars, lequel incluait notre quote-part de 50 % dans l'endettement net de Norampac, soit 191 millions de dollars. La diminution de 324 millions de dollars de l'endettement net est en grande partie attribuable à l'effet positif de l'appréciation du dollar canadien sur notre dette libellée en dollars US. Les remboursements de la dette de la Société pour la période de six mois terminée le 30 juin 2003 ont été considérablement neutralisés par le refinancement de la dette à long terme de Norampac. Nous avons un objectif énoncé de ramener notre ratio de la dette nette aux capitaux totaux à 45 % d'ici le 31 décembre 2003, abstraction faite de l'incidence de toute mesure connexe à la croissance.

Au 30 juin 2003, la tranche restante du prêt bancaire à terme de 1 milliard de dollars US, conclu initialement dans le but de financer notre acquisition en 2001, se chiffrait à 442 millions de dollars US (599 millions de dollars), comparativement à 480 millions de dollars US (758 millions de dollars) au 31 décembre 2002. Le prêt à terme porte intérêt au taux LIBOR en dollars US ou au taux préférentiel aux États-Unis, auquel est ajoutée une marge qui varie en fonction de la cote de crédit de Domtar.

Au 30 juin 2003, une tranche de 11 millions de dollars US (15 millions de dollars) de notre facilité de crédit renouvelable de 500 millions de dollars US avait été prélevée, et les lettres de crédit émises totalisaient 8 millions de dollars US (10 millions de dollars), de sorte que les disponibilités en vertu de cette facilité étaient de 481 millions de dollars US (652 millions de dollars). Au 31 décembre 2002, une somme de 5 millions de dollars US (8 millions de dollars) avait été prélevée sous forme de découvert, et les lettres de crédit émises totalisaient 6 millions de dollars US (9 millions de dollars). Nos emprunts, en vertu de la facilité de crédit renouvelable existante, portent intérêt à un taux fondé sur les acceptations bancaires en dollars canadiens ou sur le taux LIBOR en dollars US ou sur le taux préférentiel, auquel est ajoutée une marge qui varie en fonction de la cote de crédit de Domtar. Cette facilité de crédit exige des frais d'engagement en vertu des pratiques bancaires courantes.

Nos conventions d'emprunt comportent des clauses restrictives. En particulier, notre facilité de crédit renouvelable non garantie comporte des clauses qui exigent que nous nous conformions à certains ratios financiers sur une base trimestrielle. Aussi, les conventions de fiducie relatives aux débentures 10 % et 10,85 % limitent le montant de dividendes que nous pouvons verser, le montant d'actions que nous pouvons racheter aux fins d'annulation et le montant des nouveaux emprunts que nous pouvons contracter.

Au deuxième trimestre de 2003, nous avons émis des actions ordinaires pour une valeur de 2 millions de dollars (6 millions de dollars au premier semestre de 2003), contre 3 millions de dollars lors de la période correspondante de 2002 (10 millions de dollars au premier semestre de 2002) dans le cadre de nos régimes d'options et d'achat d'actions. Nous n'avons racheté aucune de nos actions ordinaires aux fins d'annulation au cours des deux semestres terminés les 30 juin 2003 et 2002.

Le 1er mai 2003, nous avons annoncé une augmentation de notre dividende annuel sur les actions ordinaires. Celui-ci est passé de 14 cents par action (ou 3,5 cents par trimestre) à 24 cents par action (ou 6 cents par trimestre). Sans compromettre notre ferme volonté de poursuivre notre croissance rentable et de maintenir la solidité de notre bilan, cette augmentation marque une première étape dans la réalisation de notre objectif d'offrir à nos actionnaires un dividende d'environ 20 % des bénéfices nets normalisés sur la durée d'un cycle d'affaires. Le premier paiement du nouveau dividende trimestriel de 6 cents par action ordinaire a été versé le 2 juillet 2003 aux actionnaires inscrits le 2 juin 2003 pour le trimestre terminé le 30 juin 2003.

Au 31 juillet 2003, nous avions 228 426 245 actions ordinaires, 69 576 actions privilégiées de série A et 1 650 000 actions privilégiées de série B, qui étaient émises et en circulation

Changement de convention comptable

Financement destiné à l'achat d'actions

Le 1er janvier 2003, nous avons adopté de manière prospective les nouvelles recommandations de l'Institut Canadien des Comptables Agréés (ICCA) concernant les prêts destinés à l'achat d'actions (les prêts). Conséquemment, ces prêts, totalisant 14 millions de dollars, ont été reclassés des Autres éléments d'actifs aux Actions ordinaires et le revenu d'intérêt a été porté en réduction des dividendes. Les actions ordinaires, acquises avec ces prêts, sont détenues en fiducie à titre de garantie des prêts. Les prêts portent intérêt au taux du dividende et sont assortis de modalités de remboursement n'excédant pas 10 ans. Au 30 juin 2003, 1 012 118 actions ordinaires (31 décembre 2002 – 1 000 333 actions ordinaires), d'une valeur marchande de 14,80 $ chacune (31 décembre 2002 – 15,70 $), étaient détenues en fiducie en rapport avec ces prêts consentis aux employés. De plus, ces actions ordinaires ne sont pas considérées comme étant en circulation aux fins du calcul du bénéfice de base par action. L'adoption de ces recommandations n'a aucun impact significatif sur le bénéfice de base par action pour le trimestre et le semestre terminés le 30 juin 2003.

Risques et incertitudes

Prix des produits

Notre rendement financier est sensible aux prix de vente de nos produits. Les marchés de la plupart des produits de papier, de pâte, de bois d'œuvre et d'emballage sont cycliques et sont influencés par plusieurs facteurs indépendants de notre volonté. Ces facteurs incluent les périodes d'offre excédentaire de produits résultant de l'ajout de nouvelles installations de production dans l'industrie, les périodes où la demande diminue en raison de la faiblesse de l'activité économique générale en Amérique du Nord ou sur les marchés internationaux, le déstockage chez les clients et les fluctuations des taux de change. En période de prix peu élevés, nous avons connu, et nous pourrions connaître encore, des périodes de baisse des revenus et d'amenuisement des marges entraînant de fortes diminutions de la rentabilité et quelquefois des pertes nettes. (Voir l'« Analyse de sensibilité ».)

Risques d'exploitation

Nos activités commerciales sont soumises à des risques d'exploitation, notamment la concurrence, le rendement de fournisseurs et de distributeurs importants, le renouvellement de conventions collectives, les risques liés à la réglementation, l'intégration réussie de nouvelles acquisitions, le maintien en poste de personnel clé et la fiabilité des systèmes informatiques. De plus, les frais d'exploitation de nos activités commerciales pourraient être influencés par des augmentations ou des réductions des prix de l'énergie et d'autres matières premières à la suite de l'évolution de la conjoncture économique ou politique ou en raison de questions particulières liées à l'offre et à la demande.

La Société a conclu des accords de swaps de marchandises afin de gérer une partie de notre risque de prix associé aux ventes de pâte KBRN pour des périodes allant de juillet 2003 à avril 2006. Ces accords fixent le prix de vente de 3 000 tonnes de pâte KBRN par mois. Au 30 juin 2003, la juste valeur de ces instruments représentait un gain net non réalisé de 1 million de dollars.

En outre, la Société a conclu des accords de swaps de marchandises afin de gérer une partie de notre risque de prix associé aux achats de mazout lourd pour une période allant de janvier 2004 à décembre 2005. Ces accords fixent le prix d'achat du mazout lourd pour un engagement de 15 000 barils par mois pendant 24 mois. Aucun gain net non réalisé n'a été dégagé sur la juste valeur de ces instruments au 30 juin 2003.

Taux de change

Les fluctuations du taux de change entre le dollar canadien et le dollar américain influent sur les revenus que nous tirons d'un grand nombre de nos produits. Toute diminution de la valeur du dollar US par rapport au dollar canadien réduit notre rentabilité. Le prix d'un grand nombre de nos produits, y compris ceux que nous vendons au Canada, est surtout tributaire du prix des produits semblables sur le marché américain. Nous convertissons environ 1 milliard de dollars par année. Les fluctuations du taux de change sont indépendantes de notre volonté, et il se peut que, dans l'avenir, le dollar américain se déprécie par rapport au dollar canadien, ce qui diminuerait les revenus et les marges. La Société a actuellement des options vendues sur devises totalisant 118 millions de dollars US qui la limitent au niveau des avantages qu'elle peut tirer d'une hausse du dollar US supérieure à un taux moyen de 1,55. Dans le but de réduire l'effet potentiellement défavorable d'une dépréciation du dollar américain, nous pouvons couvrir la valeur d'une partie de nos rentrées futures nettes prévues en dollars US pour des périodes pouvant aller jusqu'à trois ans. Les activités de couverture de la Société au 30 juin 2003 incluaient des contrats de change à terme totalisant 40 millions de dollars US qui l'engagent à vendre des dollars US à un taux de change moyen de 1,49 ainsi que des options sur devises achetées totalisant 20 millions de dollars US qui donnent à la Société l'option de vendre des dollars US au taux de 1,43 en 2003.

Réglementation en matière d'environnement

Nous sommes sujet à la réglementation américaine et canadienne relative à l'environnement portant, entre autres, sur les effluents et les émissions atmosphériques, la coupe du bois, la gestion des déchets et la qualité des nappes d'eau souterraines. Cette réglementation nous contraint à obtenir des permis et des autorisations des autorités gouvernementales compétentes et à nous conformer aux conditions de ces permis et autorisations. Les organismes de réglementation exercent un très grand pouvoir discrétionnaire quant à l'octroi des permis et quant au moment de leur délivrance. De plus, nous pourrions être tenus d'engager d'autres dépenses importantes à la suite de modifications apportées aux lois et aux règlements en matière d'environnement.

L'inobservation des lois, règlements ou conditions des permis applicables en matière d'environnement pourrait entraîner l'imposition d'amendes ou de pénalités, ou encore, des mesures d'application de la loi par les organismes de réglementation, notamment des ordonnances réglementaires ou judiciaires interdisant ou réduisant certaines activités ou exigeant des mesures correctives, l'installation d'équipement de contrôle environnemental ou des mesures de restauration, ce qui pourrait, dans l'un ou l'autre cas, occasionner des dépenses importantes et porter atteinte à nos résultats financiers et à notre situation financière.

Droits en matière d'exportation de bois d'œuvre

Nos ventes de bois représentaient environ 8 % de nos ventes nettes consolidées en 2002, et nous avons exporté environ 57 % de nos produits de bois d'œuvre résineux aux États-Unis.

Le département américain du commerce a annoncé qu'il avait imposé des droits compensatoires et des droits antidumping totaux définitifs d'un taux moyen de 27,22 % à l'industrie canadienne du bois d'œuvre résineux, soit 18,79 % pour les droits compensatoires et 8,43 % pour les droits antidumping. Depuis le 22 mai 2002, conformément à la décision finale de la *International Trade Commission* des États-Unis, nous avons effectué les dépôts en espèces imposés sur nos exportations de bois d'œuvre résineux aux États-Unis. Le gouvernement du Canada conteste l'ensemble de ces droits devant l'Organisation Mondiale du Commerce (OMC) et en vertu de l'Accord de Libre-Échange Nord-Américain (ALÉNA).

En ce qui concerne les droits compensatoires, un groupe de travail de l'OMC a émis une décision préliminaire le 27 mai 2003 qui appuie la position du Canada selon laquelle les États-Unis utilisent une méthodologie inappropriée pour calculer les droits compensatoires. La publication du rapport final du groupe de travail de l'OMC est attendue pour la fin du mois d'août 2003. Une décision de l'ALÉNA sur cette question est prévue pour la mi-août 2003.

En ce qui a trait aux droits antidumping, un groupe spécial de l'ALÉNA a maintenu, le 17 juillet 2003, les droits antidumping imposés par les États-Unis aux importations de bois d'œuvre du Canada, mais a estimé que les calculs utilisés pour établir les droits antidumping étaient inappropriés. Les États-Unis disposent de 60 jours pour recalculer les droits imposés à certaines compagnies canadiennes et pour répondre à plusieurs questions. Une décision de l'OMC sur cette question est prévue pour la fin du mois d'août 2003.

Nous enregistrons actuellement et pourrions continuer d'enregistrer une baisse des revenus et des marges dans notre secteur du bois par suite de l'imposition de droits compensatoires et antidumping ou par suite de la conclusion d'une nouvelle entente entre les États-Unis et le Canada.

Poursuites

Dans le cours normal de nos activités, nous faisons l'objet de diverses poursuites. Bien qu'il soit impossible de prédire avec certitude l'issue des poursuites non réglées ou en suspens au 30 juin 2003, nous sommes d'avis que leur règlement n'aura pas d'effet négatif important sur notre situation financière, nos résultats ou nos flux de trésorerie.

En avril 2003, le Bureau de la concurrence canadien a amorcé une enquête portant sur les principaux distributeurs canadiens de papiers autocopiants et d'autres produits de papiers fins, notamment sur Domtar. Puisque l'enquête en est encore à ses débuts, nous n'avons aucune information qui nous permettrait d'en prédire l'issue ni l'effet, le cas échéant, qu'elle pourrait avoir sur nous.

Analyse de sensibilité

Notre bénéfice d'exploitation, notre bénéfice net et notre bénéfice par action pourraient subir l'effet des variations suivantes :

(en millions de dollars canadiens, à l'exception du bénéfice par action)	Incidence annuelle sur le[1]		
	Bénéfice d'exploitation	Bénéfice net	Bénéfice par action
Variation de 10 $ US par unité du prix de vente des produits suivants :[2]			
Papiers			
Papiers pour reprographie et offset	21	14	0,06
Papiers non couchés d'impression commerciale et de publication et papiers numériques haut de gamme	9	6	0,03
Papiers couchés d'impression commerciale et de publication	5	3	0,01
Papiers d'usage technique et de spécialité	6	4	0,02
Pâte – position nette	8	5	0,02
Bois			
Bois d'œuvre	14	9	0,04
Emballages			
Cartons-caisses	5	3	0,01
Devises (effet direct des dollars US vendus, net des achats, excluant Norampac)			
Variation de 0,01 $CA en valeur relative par rapport au dollar US avant couverture	10	7	0,03
Taux d'intérêt			
Variation de 1 % du taux d'intérêt sur notre dette à taux variable (excluant Norampac)	s.o.	5	0,02
Énergie[3]			
Gaz naturel : Variation de 0,25 $US par MMBtu avant couverture	6	4	0,02
Pétrole brut : Variation de 1 $US par baril avant couverture	2	1	0,01

[1] Compte tenu du taux de change de 1,515 et d'un taux marginal d'imposition de 35 %.
[2] Compte tenu des capacités de production budgétisées pour 2003 (en tonnes, tonnes métriques ou Mpmp).
[3] Compte tenu des niveaux de consommation budgétisés en 2003. La ventilation de consommation entre les sources d'énergie peut varier pendant l'année pour tirer profit des conditions de marchés.

Prix nominaux de référence[1]	1995	1996	1997	1998	1999	2000	2001	2002	T2 2002	**T2 2003**	Tendance[2]
Papiers											
Papiers pour reprographie, feuilles 20 lb ($ US/tonne)	1 123	848	769	780	778	877	815	776	780	**787**	831
Papiers offset, rouleaux 50 lb ($ US/tonne)	983	736	756	666	659	757	719	692	690	**653**	751
Papiers couchés d'impression, n° 3, rouleaux 60 lb ($ US/tonne)	1 200	943	941	909	851	948	853	767	740	**815**	984
Pâte KBRN ($ US/TMSA)	874	586	588	544	541	685	558	491	482	**580**	595
Bois											
Bois d'œuvre 2x4x8 ($ US/Mpmp)	335	403	383	376	390	316	345	334	366	**318**	360
Emballages											
Papier couverture kraft non-blanchi, 42 lb Est ($ US/tonne)	511	371	336	373	400	468	445	427	415	**425**	414
Indice des prix de vente avant l'acquisition de 4 usines américaines	120 %	100 %	99 %	94 %	93 %	102 %					
Indice des prix de vente avant l'impact des droits relatifs au bois d'œuvre							98 %	93 %	94 %	**94 %**	100 %
Cours moyen du dollar canadien	1 372	1 364	1 385	1 484	1 486	1 485	1 549	1 570	1 554	**1 397**	
	0,729	0,733	0,722	0,674	0,673	0,672	0,646	0,637	0,644	**0,716**	

[1] Source : *Pulp & Paper Week* et *Random Lengths*.
Le terme « tonne » a trait à une tonne courte, unité de mesure impériale qui équivaut à 0,9072 tonne métrique.
[2] Source : Consensus des analystes des prix normalisés au 30 novembre 2002.

Perspectives

La conjoncture actuelle comporte des variables sur lesquelles nous n'avons aucune influence, comme le ralentissement de l'économie, la fluctuation des taux de change et la hausse des coûts de l'énergie. Nous poursuivrons nos efforts de réduction des coûts et d'amélioration de notre efficacité. Nous continuerons également à gérer rigoureusement nos inventaires afin d'équilibrer l'offre avec la demande de nos clients, même si cela peut engendrer des arrêts temporaires de production et toucher nos programmes d'amélioration.

Néanmoins, nous poursuivons nos objectifs d'offrir à nos actionnaires des rendements supérieurs même dans des conditions de marché difficiles et de nous positionner afin de tirer pleinement avantage de tout redressement de l'économie.

Résultats consolidés

(en millions de dollars canadiens, sauf indication contraire)

	Trois mois terminés le 30 juin			Six mois terminés le 30 juin		
	2003	**2003** (non vérifiés)	2002	2003	**2003** (non vérifiés)	2002
	$ US (Note 3)	**$**	$	$ US (Note 3)	**$**	$
Ventes nettes	915	**1 240**	1 416	1 871	**2 536**	2 744
Charges d'exploitation						
Coût des produits vendus	747	**1 012**	1 114	1 518	**2 058**	2 188
Frais de vente, généraux et d'administration	56	**76**	85	111	**150**	166
Amortissement	71	**96**	99	143	**194**	195
Frais de fermeture (Note 8)	–	**–**	–	–	**–**	45
	874	**1 184**	1 298	1 772	**2 402**	2 594
Bénéfice d'exploitation	41	**56**	118	99	**134**	150
Charge de financement (Note 6)	35	**48**	43	66	**89**	95
Amortissement du gain reporté	–	**(1)**	(1)	(1)	**(2)**	(2)
Bénéfice avant impôts sur les bénéfices	6	**9**	76	34	**47**	57
Impôts sur les bénéfices	–	**1**	21	8	**12**	13
Bénéfice net	6	**8**	55	26	**35**	44
Par action ordinaire (Note 7)						
Bénéfice net						
De base	0,02	**0,03**	0,24	0,11	**0,15**	0,19
Dilué	0,02	**0,03**	0,24	0,11	**0,15**	0,19
Nombre moyen pondéré d'actions ordinaires en circulation (millions)						
De base	227,2	**227,2**	227,3	227,0	**227,0**	226,9
Dilué	229,0	**229,0**	228,3	228,9	**228,9**	227,9

Les notes afférentes font partie intégrante des états financiers consolidés.

Bénéfices non répartis consolidés

(en millions de dollars canadiens, sauf indication contraire)

	Trois mois terminés le 30 juin			Six mois terminés le 30 juin		
	2003	**2003** (non vérifiés)	2002	2003	**2003** (non vérifiés)	2002
	$ US (Note 3)	**$**	$	$ US (Note 3)	**$**	$
Bénéfices non répartis à l'ouverture de la période	569	**771**	626	556	**753**	645
Bénéfice net	6	**8**	55	26	**35**	44
Dividendes sur les actions ordinaires	(10)	**(13)**	(8)	(17)	**(22)**	(16)
Dividendes sur les actions privilégiées	(1)	**(1)**	(1)	(1)	**(1)**	(1)
Bénéfices non répartis à la clôture de la période	564	**765**	672	564	**765**	672

Les notes afférentes font partie intégrante des états financiers consolidés.

Bilans consolidés

(en millions de dollars canadiens, sauf indication contraire)

	30 juin 2003 (non vérifiés) $ US (Note 3)	**30 juin 2003 (non vérifiés) $**	31 décembre 2002 $
Actif			
Actif à court terme			
Espèces et quasi-espèces	26	**35**	38
Débiteurs	246	**333**	304
Stocks	513	**695**	736
Frais payés d'avance	19	**26**	22
Impôts futurs	51	**70**	76
	855	**1 159**	1 176
Terrains, bâtiments et matériel	3 618	**4 904**	5 387
Écarts d'acquisition	57	**77**	79
Autres éléments d'actifs	140	**189**	205
	4 670	**6 329**	6 847
Passif et avoir des actionnaires			
Passif à court terme			
Dette bancaire	18	**25**	20
Fournisseurs et autres créditeurs	472	**639**	749
Impôts sur les bénéfices et autres taxes à payer	16	**22**	15
Tranche de la dette à long terme échéant à moins d'un an	28	**38**	70
	534	**724**	854
Dette à long terme	1 582	**2 144**	2 444
Impôts futurs	471	**638**	625
Autres éléments de passif et crédits reportés	272	**368**	370
Avoir des actionnaires			
Actions privilégiées	32	**43**	44
Actions ordinaires	1 290	**1 748**	1 752
Surplus d'apport	3	**4**	3
Bénéfices non répartis	564	**765**	753
Redressements cumulés de conversion des devises étrangères (Note 9)	(78)	**(105)**	2
	1 811	**2 455**	2 554
	4 670	**6 329**	6 847

Les notes afférentes font partie intégrante des états financiers consolidés.

Flux de trésorerie consolidés

(en millions de dollars canadiens, sauf indication contraire)	Trois mois terminés le 30 juin			Six mois terminés le 30 juin		
	2003	**2003**	2002	2003	**2003**	2002
		(non vérifiés)			(non vérifiés)	
	$ US (Note 3)	**$**	$	$ US (Note 3)	**$**	$
Activités d'exploitation						
Bénéfice net	6	**8**	55	26	**35**	44
Éléments hors caisse :						
Amortissement (Note 8)	71	**96**	99	143	**194**	209
Impôts futurs	–	**–**	15	4	**6**	1
Amortissement du gain reporté	–	**(1)**	(1)	(1)	**(2)**	(2)
Frais de fermeture excluant la dévaluation des terrains, bâtiments et matériel (Note 8)	–	**–**	–	–	**–**	31
Frais de refinancement (Note 6)	7	**10**	–	7	**10**	–
Autres	(1)	**(1)**	4	1	**2**	7
	83	**112**	172	180	**245**	290
Variation des éléments du fonds de roulement et autres éléments						
Débiteurs	(4)	**(6)**	29	(37)	**(50)**	(33)
Stocks	26	**36**	70	(3)	**(4)**	59
Frais payés d'avance	3	**5**	(1)	(3)	**(4)**	(2)
Fournisseurs et autres créditeurs	(10)	**(13)**	(18)	(49)	**(66)**	(62)
Impôts sur les bénéfices et autres taxes à payer	7	**9**	1	6	**8**	–
Autres	4	**5**	4	(1)	**(2)**	6
Paiement des frais de fermeture	(2)	**(3)**	–	(4)	**(6)**	–
	24	**33**	85	(91)	**(124)**	(32)
Flux de trésorerie provenant des activités d'exploitation	107	**145**	257	89	**121**	258
Activités d'investissement						
Acquisitions nettes de terrains, bâtiments et matériel	(32)	**(43)**	(44)	(62)	**(84)**	(82)
Acquisition d'entreprise (Note 4)	(7)	**(10)**	(1)	(7)	**(10)**	(27)
Autres	–	**–**	3	–	**–**	3
Flux de trésorerie utilisés par les activités d'investissement	(39)	**(53)**	(42)	(69)	**(94)**	(106)
Activités de financement						
Dividendes versés	(6)	**(8)**	(9)	(12)	**(17)**	(17)
Évolution de la dette bancaire	(3)	**(5)**	(10)	1	**2**	(10)
Évolution des crédits bancaires renouvelables, déduction faite des frais	(47)	**(63)**	(58)	24	**33**	36
Émissions de dette à long terme, déduction faite des frais	125	**169**	–	125	**169**	–
Remboursement de la dette à long terme	(143)	**(194)**	(142)	(155)	**(211)**	(142)
Prime au rachat de dette à long terme (Note 6)	(5)	**(7)**	–	(5)	**(7)**	–
Émissions d'actions ordinaires, déduction faite des frais	1	**2**	3	4	**6**	10
Rachats d'actions privilégiées	–	**–**	–	(1)	**(1)**	(1)
Flux de trésorerie utilisés par les activités de financement	(78)	**(106)**	(216)	(19)	**(26)**	(124)
Augmentation (diminution) nette des espèces et quasi-espèces	(10)	**(14)**	(1)	1	**1**	28
Écart de conversion relatif aux espèces et quasi-espèces	(1)	**(1)**	–	(3)	**(4)**	–
Espèces et quasi-espèces à l'ouverture de la période	37	**50**	65	28	**38**	36
Espèces et quasi-espèces à la clôture de la période	26	**35**	64	26	**35**	64

Les notes afférentes font partie intégrante des états financiers consolidés.

Notes

Note 1

Mode de présentation

De l'avis de la direction, les états financiers consolidés intermédiaires non vérifiés ci-joints, dressés selon les principes comptables généralement reconnus du Canada, contiennent tous les ajustements nécessaires pour présenter fidèlement la situation financière de Domtar Inc. (Domtar) au 30 juin 2003 et au 31 décembre 2002, ainsi que les résultats de son exploitation et ses flux de trésorerie pour les trois mois et six mois terminés les 30 juin 2003 et 2002.

Bien que la direction estime que l'information est divulguée de façon adéquate, ces états financiers consolidés intermédiaires non vérifiés et les notes afférentes devraient être lus conjointement avec les états financiers consolidés annuels de Domtar.

Les conventions comptables utilisées dans la préparation de ces états financiers consolidés intermédiaires non vérifiés sont les mêmes que celles utilisées pour les plus récents états financiers consolidés annuels, à l'exception des changements décrits à la Note 2.

Note 2

Changement de conventions comptables

Financement destiné à l'achat d'actions

Le 1er janvier 2003, Domtar a adopté de manière prospective les nouvelles recommandations de l'Institut Canadien des Comptables Agréés (ICCA) concernant les prêts destinés à l'achat d'actions (les prêts). Conséquemment, ces prêts, totalisant 14 millions de dollars, ont été reclassés des Autres éléments d'actifs aux Actions ordinaires et le revenu d'intérêt a été porté en réduction des dividendes. Les actions ordinaires, acquises avec ces prêts, sont détenues en fiducie à titre de garantie des prêts. Les prêts portent intérêt au taux du dividende et sont assortis de modalités de remboursement n'excédant pas 10 ans. Au 30 juin 2003, 1 012 118 actions ordinaires (31 décembre 2002 – 1 000 333 actions ordinaires), d'une valeur de 14,80 $ chacune (31 décembre 2002 – 15,70 $), étaient détenues en fiducie en rapport avec ces prêts consentis aux employés. De plus, ces actions ordinaires ne sont pas considérées comme étant en circulation aux fins du calcul du bénéfice de base par action. L'adoption de ces recommandations n'a aucun impact significatif sur le bénéfice de base par action pour les trois mois et six mois terminés le 30 juin 2003.

Note 3

Montants en dollars US

Les états financiers consolidés intermédiaires non vérifiés sont exprimés en dollars canadiens et seulement pour le bénéfice du lecteur, les états financiers consolidés intermédiaires non vérifiés de 2003 ainsi que les tableaux de certaines notes afférentes ont été convertis en dollars US au taux de clôture du mois de juin 2003 de 1,3553 dollar canadien pour 1 dollar US. Cette conversion ne doit pas être considérée comme une application des recommandations comptables relatives à la conversion des devises étrangères, mais comme une information supplémentaire fournie au lecteur.

Note 4

Acquisition d'entreprise

Le 14 avril 2003, Norampac (une coentreprise détenue à parts égales par la Société et Cascades Inc.) a acquis de Georgia-Pacific les actifs de l'usine de transformation de cartonnage ondulé située à Schenectady (New York). La contrepartie totale approximative, sujette à certains ajustements, est de 31 millions de dollars (21 millions de dollars US) (la quote-part de la Société étant de 15 millions de dollars (11 millions de dollars US)) et est composée de 20 millions de dollars (14 millions de dollars US) en espèces et de tous les actifs de sa division située à Dallas Fort-Worth (Texas) qui sont évalués à approximativement 11 millions de dollars (7 millions de dollars US).

Note 5

Cœntreprise

Le 19 juin 2003, Domtar a annoncé qu'une entente de principe a été conclue avec Tembec Inc. (Tembec) afin de regrouper les activités d'exploitation forestière et de sciage de bois d'œuvre résineux (sapin, pin et épinette) dans les provinces de Québec (excluant la scierie de Lebel-sur-Quévillon) et de l'Ontario, en une coentreprise détenue à parts égales par les deux sociétés. Cette coentreprise commercialisera également le bois d'œuvre résineux fabriqué par Tembec dans ses scieries de sapin, pin et épinette de Colombie-Britanique et par Domtar à sa scierie de Lebel-sur-Quévillon, en plus de gérer les opérations de cette dernière.

La transaction est sujette à certaines conditions incluant une revue diligente, la négociation d'ententes définitives ainsi que l'approbation des conseils d'administration respectifs, des gouvernements et d'autres autorités réglementaires. La clôture de la transaction est prévue pour le, ou vers le, 30 septembre 2003.

Note 6

Refinancement de la dette à long terme

Le 28 mai 2003, Norampac a procédé à une série de transactions financières dans le but de refinancer la quasi-totalité de ses facilités et lignes de crédit, à l'exception de celle de sa coentreprise. Norampac a conclu une nouvelle entente de crédit rotatif d'un terme de cinq ans pour une somme de 350 millions de dollars. La nouvelle facilité de crédit est garantie par l'ensemble des stocks et débiteurs de Norampac Inc. et de ses filiales nord américaines, ainsi que par les terrains, bâtiments et matériel de deux de ses usines de fabrication et de trois de ses usines de transformation. Au 30 juin 2003, la quote-part de la Société dans les stocks, les débiteurs et les terrains, bâtiments et matériel donnés en garantie, selon la nouvelle entente de crédit rotatif, s'élève à 77 millions de dollars, 37 millions de dollars et 200 millions de dollars, respectivement.

Norampac a également émis de nouveaux billets non garantis pour un montant total de 250 millions de dollars US. Les billets portent intérêts à 6,75 % et viendront à échéance en 2013. Les sommes provenant de ces deux transactions ont été utilisées pour rembourser les facilités de crédit existantes au moment du refinancement, totalisant 67 millions de dollars, et à racheter 150 millions de dollars US de billets non garantis 9,5 % et 100 millions de dollars de billets non garantis 9,375 % venant à échéance en 2008.

Norampac a enregistré une charge de 20 millions de dollars (14 millions de dollars à titre de prime au rachat de la dette de 150 millions de dollars US de billets non garantis 9,5 % et 100 millions de dollars de billets non garantis 9,375 %, 5 millions de dollars relativement à la radiation du coût d'émission de la dette et 1 million de dollars pour perte de change) relativement au refinancement. Un montant de 10 millions de dollars (7 millions de dollars déduction faite des impôts, soit 0,03 $ par action ordinaire) représentant la quote-part de la Société dans les frais de refinancement de la dette de Norampac est enregistré dans le poste Charge de financement.

Note 7

Bénéfice par action

Le tableau suivant présente le rapprochement entre le bénéfice de base par action et le bénéfice dilué par action.

	Trois mois terminés le 30 juin			Six mois terminés le 30 juin		
	2003	**2003**	2002	2003	**2003**	2002
		(non vérifiés)			**(non vérifiés)**	
	$ US (Note 3)	**$**	$	$ US (Note 3)	**$**	$
Bénéfice net	6	**8**	55	26	**35**	44
Montant requis pour les dividendes sur les actions privilégiées	1	**1**	1	1	**1**	1
Bénéfice net se rapportant aux actions ordinaires	5	**7**	54	25	**34**	43
Nombre moyen pondéré d'actions ordinaires en circulation (millions)	227,2	**227,2**	227,3	227,0	**227,0**	226,9
Effet de dilution des options d'achat d'actions (millions)	1,8	**1,8**	1,0	1,9	**1,9**	1,0
Nombre moyen pondéré d'actions ordinaires diluées en circulation (millions)	229,0	**229,0**	228,3	228,9	**228,9**	227,9
Bénéfice de base par action	0,02	**0,03**	0,24	0,11	**0,15**	0,19
Bénéfice dilué par action	0,02	**0,03**	0,24	0,11	**0,15**	0,19

Note 8

Frais de fermeture

Le 27 mars 2002, Domtar a annoncé la fermeture définitive de l'usine de papier de St. Catharines en Ontario. Cette fermeture, qui a eu lieu à la fin du mois de septembre 2002, s'est traduite par une charge au premier trimestre de 2002 de 45 millions de dollars (30 millions de dollars, déduction faite des impôts, soit 0,13 $ par action ordinaire), incluant 14 millions de dollars de charges pour la dévaluation de terrains, bâtiments et matériel à leur valeur de réalisation estimative, ainsi qu'une provision de 31 millions de dollars pour les autres engagements et éventualités liés à cette fermeture. Au 30 juin 2003, le solde de la provision s'élevait à 19 millions de dollars.

Le 29 novembre 2002, Domtar a annoncé la fermeture définitive de l'usine de seconde transformation de Daveluyville au Québec et de l'exploitation de bois d'œuvre de feuillus, à Sault Ste. Marie en Ontario. La fermeture des usines, qui a eu lieu à la fin du mois de janvier 2003, s'est traduite par une charge au dernier trimestre de 2002 de 18 millions de dollars (12 millions de dollars, déduction faite des impôts, soit 0,05 $ par action ordinaire), incluant 13 millions de dollars de charges pour la dévaluation de terrains, bâtiments et matériel à leur valeur de réalisation estimative, ainsi qu'une provision de 5 millions de dollars pour les autres engagements et éventualités liés à cette fermeture. Au 30 juin 2003, le solde de la provision s'élevait à 1 million de dollars. Domtar a vendu ses usines de Sault Ste. Marie et de Daveluyville, le 14 mars et le 8 avril 2003 respectivement, pour une somme totale de 3 millions de dollars.

Notes afférentes aux états financiers consolidés – Trois mois et six mois terminés le 30 juin 2003 (en millions de dollars canadiens, sauf indication contraire)

Note 9

Redressements cumulés de conversion des devises étrangères

	30 juin 2003 (non vérifiés) $ US (Note 3)	**30 juin 2003 (non vérifiés) $**	31 décembre 2002 $
Solde à l'ouverture de la période	1	**2**	2
Effet des variations des cours du change durant la période :			
Sur l'investissement net dans les filiales étrangères autonomes	(225)	**(305)**	(18)
Sur certaines dettes à long terme libellées en devises étrangères et désignées comme couverture de l'investissement net dans les filiales étrangères autonomes	163	**220**	18
Impact fiscal	(17)	**(22)**	–
Solde à la clôture de la période	(78)	**(105)**	2

Note 10

Informations sectorielles

Domtar exerce ses activités dans les quatre secteurs isolables décrits ci-dessous. Chacun de ces secteurs offre différents produits et services et applique des stratégies différentes en matière de technologie et de commercialisation. Le résumé qui suit décrit les activités de chacun des secteurs isolables de Domtar :

- **Papiers** – secteur qui regroupe la fabrication et la distribution des papiers d'affaires, d'impression et de publication, à usage technique et de spécialité, ainsi que de la pâte.
- **Marchands de papier** – secteur qui achète, entrepose, vend et distribue différents produits fabriqués par les usines de papier de Domtar ainsi que par d'autres fabricants. Ces produits englobent les papiers d'affaires et d'impression, des fournitures d'arts graphiques et certains produits industriels.
- **Bois** – secteur qui comprend la fabrication et la commercialisation de bois d'œuvre et des produits dérivés du bois à valeur ajoutée, ainsi que la gestion des ressources forestières.
- **Emballages** – secteur qui comprend la participation de 50 % de la Société dans Norampac, une entreprise qui fabrique et distribue des cartons-caisses et des cartonnages ondulés.

Domtar évalue la performance selon le bénéfice d'exploitation, à savoir les ventes, reflétant les prix de cession interne entre les secteurs à la juste valeur, moins les frais imputables avant la charge de financement et les impôts sur les bénéfices.

Données sectorielles	Trois mois terminés le 30 juin			Six mois terminés le 30 juin		
	2003	**2003**	2002	2003	**2003**	2002
		(non vérifiés)			**(non vérifiés)**	
	$ US (Note 3)	**$**	$	$ US (Note 3)	**$**	$
Ventes nettes						
Papiers	597	**809**	873	1 226	**1 662**	1 753
Marchands de papier	195	**265**	298	417	**565**	597
Bois [b]	89	**120**	187	168	**227**	306
Emballages	110	**150**	163	218	**296**	300
Total des secteurs isolables	991	**1 344**	1 521	2 029	**2 750**	2 956
Ventes intersectorielles – Papiers	(50)	**(68)**	(83)	(110)	**(149)**	(173)
Ventes intersectorielles – Bois	(25)	**(34)**	(20)	(45)	**(61)**	(35)
Ventes intersectorielles – Emballages	(1)	**(2)**	(2)	(3)	**(4)**	(4)
Ventes nettes consolidées	915	**1 240**	1 416	1 871	**2 536**	2 744
Bénéfice (perte) d'exploitation						
Papiers [a]	43	**58**	60	102	**139**	78
Marchands de papier	4	**5**	7	9	**12**	14
Bois [b]	(16)	**(20)**	33	(30)	**(41)**	23
Emballages	10	**13**	18	18	**24**	35
Bénéfice d'exploitation consolidé	41	**56**	118	99	**134**	150

(a) Le bénéfice d'exploitation cumulatif de 2002 comprend une charge de 45 millions de dollars, incluant 14 millions de dollars pour la dévaluation de terrains, bâtiments et matériel à leur valeur de réalisation estimative de l'usine de papier de St. Catharines en Ontario.

(b) Les ventes nettes et le bénéfice d'exploitation des trois mois et six mois terminés le 30 juin 2002 comprennent le renversement d'une provision relative aux droits compensatoires et antidumping sur les exportations de bois d'œuvre résineux aux États-Unis de 28 millions de dollars, constituée au cours du deuxième semestre de 2001 et du premier trimestre de 2002 ; 20 millions de dollars et 8 millions de dollars respectivement.

Note 11

Chiffres comparatifs

Certains chiffres comparatifs ont été reclassés en fonction de la présentation des états financiers adoptée au cours de l'exercice.

papiers

66 %[1]



marchands de papier

16 %[2]



emballages

11 %



bois

7 %



Les pourcentages sont calculés selon les ventes nettes de la période de six mois *terminée le 30 juin 2003.*

1 Incluant les ventes des Marchands Domtar
2 Excluant les ventes de papiers Domtar

Pour plus de renseignements

Relations avec les investisseurs
Christian Dubé
Premier vice-président et chef des finances
Tél. : (514) 848-5511

Jean-Sébastien Vanbrugghe
Directeur, finances corporatives
Tél. : (514) 848-5469
Téléc. : (514) 848-5638
Courriel : ir@domtar.com

Communications
William George
Vice-président, Communications et relations gouvernementales
Tél. : (514) 848-5213
Téléc. : (514) 848-6878

Siège social
395, boul. de Maisonneuve Ouest
Montréal, Qc, Canada
H3A 1L6
Tél. : (514) 848-5400
www.domtar.com

Domtar est suivie par les firmes suivantes

Bank of America
BMO Nesbitt Burns
D.A. Davidson & Company
Deutsche Bank Securities
Financière Banque Nationale
Goldman Sachs
J.P. Morgan
Marchés mondiaux CIBC
Raymond James
RBC Marché des Capitaux
Salomon Smith Barney
Scotia Capitaux
TD Newcrest
UBS
Valeurs mobilières Desjardins


FSC
17,5 %
minimum

FSC SW-COC-681
FSC Trademark © 1996
Forest Stewardship Council A.C.

Couverture imprimée sur du Domtar Plainfield ultra-blanc, 80 lb couverture, lissé, certifié FSC et pages intérieures imprimées sur du Domtar Plainfield ultra-blanc, 70 lb édition, lissé, certifié FSC. Au moins 17,5 % de la fibre utilisée lors de la fabrication du Domtar Plainfield FSC provient d'une forêt bien gérée, certifiée de façon indépendante par SmartWood et conforme aux règles du Forest Stewardship Council. Le papier Domtar Plainfield contient également 20 % de fibre recyclée post-consommation. Ce document a été imprimé par Integria. SW-COC-895

Imprimé au Canada   Design : www.nolin.ca

Domtar Inc. Deuxième trimestre 2003

Ventes nettes
(en millions de $ CA)



T2 1 240
T1 1 296
T4 1 356
T3 1 390
T2 1 416
T1 1 328
T4 1 302
T3 1 177
T2 944

BAIIA
(en millions de $ CA)



T2 152
T1 176
T4 217
T3 233
T2 217
T1 142
T4 157
T3 163
T2 149

Bénéfice (perte) net(te)
(en millions de $ CA)



T2 8
T1 27
T4 38
T3 59
T2 55
T1 (11)
T4 18
T3 14
T2 87

Bénéfice (perte) net(te)
Par action de base (en $ CA)



T2 0,03
T1 0,12
T4 0,17
T3 0,26
T2 0,24
T1 (0,05)
T4 0,08
T3 0,08
T2 0,48
2003
2002
2001

Statistiques financières choisies

(en millions de dollars canadiens, sauf indication contraire)

	Trois mois terminés le			Exercice terminé le	
	30 juin	31 mars	30 juin	31 décembre	31 décembre
	(non vérifiés)				
	2003	2003	2002	2002	2001[2]
	$	$	$	$	$
Résultats d'exploitation					
Ventes nettes	**1 240**	1 296	1 416	5 490	4 377
BAIIA[1]	**152**	176	217	809	607
Bénéfice d'exploitation	**56**	78	118	384	313
Charge de financement	**48**	41	43	192	167
Bénéfice net	**8**	27	55	141	140
Bénéfice net par action ordinaire	**0,03**	0,12	0,24	0,62	0,72
Flux de trésorerie provenant des (utilisés par les) activités d'exploitation par action ordinaire	**0,64**	(0,11)	1,13	2,98	3,80
Nombre moyen pondéré d'actions ordinaires en circulation (millions)	**227,2**	226,9	227,3	227,2	191,2
Données du bilan					
Actif total	**6 329**			6 847	7 055
Dette à long terme	**2 144**			2 444	2 883
Avoir des actionnaires	**2 455**			2 554	2 426
Dette nette aux capitaux totaux	**47 %**			49 %	55 %
Valeur comptable par action ordinaire	**10,61**			11,02	10,51
Autres					
Flux de trésorerie provenant des activités d'exploitation	**145**			677	727
Flux de trésorerie disponibles	**102**			454	447
Rendement annualisé de l'avoir des actionnaires (RAA)	**1 %**			6 %	7 %

[1] Bénéfice avant la charge de financement, les impôts sur les bénéfices et l'amortissement. [2] Chiffres redressés à la suite de l'adoption des recommandations comptables modifiées.

Rendement comparatif – DTC Indice : 1998 = 1



2,0
1,5
1,0
0,5
DTC
S&P/TSX Matériaux
S&P/TSX
98
99
00
01
02
03

Cours de l'action de Domtar



$
25
20
15
10
5
Haut
Fermeture
Bas
98
99
00
01
02
03



Domtar